Exhibit 99.1

enCore energy

America's Clean Energy Company™

MANAGEMENT INFORMATION CIRCULAR

as at July 15, 2024

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

When:	Where:

Wednesday, August 28, 2024 9:00 a.m. (Pacific time)	Morton Law LLP Suite 1200, 750 West Pender Street, Vancouver, British Columbia, Canada

Please plan to vote in advance of the meeting.

The purpose of the Meeting is:

1.	to receive and consider the audited annual financial statements of the Company for the fiscal year ended December 31, 2023, and the auditor’s reports thereon;

2.	to elect seven (7) directors of the Company for the ensuing year;

3.	to appoint Davidson & Company LLP as the auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

4.	to approve the adoption of a long-term incentive plan, as more particularly set forth in the accompanying management informational circular; and

5.	to transact any other business which may properly come before the Meeting, or any adjournment or postponement thereof.

Accompanying this Notice of Meeting is the management information circular (“Circular”), a form of proxy (“Proxy”) or Voting Instruction Form (“VIF”), and a form whereby shareholders can request to be added to the Company’s supplemental mailing list. The Circular provides more detailed information relating to the matters to be addressed at the Meeting, and forms part of this Notice.

The Company is not aware of any items of business to be brought before the Meeting other than those noted above and further described in the accompanying Circular.

If you held shares in enCore Energy Corp. on July 15, 2024, you are entitled to receive notice of and vote at this Meeting or any postponement or adjournment of it.

Your vote is important. We recommend that you vote your shares in advance of the meeting. We believe it is in the best interests of our shareholders, directors and employers for shareholders to communicate their votes and opinions about the Company in advance of, instead of only at, the meeting. There will be no reception, presentation or refreshments. Accordingly, only registered shareholders and duly appointed proxyholders will be permitted access to the meeting.

How to Vote:

This Notice of Meeting is accompanied by the Circular which describes who can vote, how to vote, and what the Meeting will cover.

Please vote by using the Proxy or VIF, as applicable, included with this Notice and the Circular and return it before 9:00 a.m. (Pacific Time) on August 26, 2024, in accordance with the instructions provided.

Registered shareholders of the Company will receive this Notice of Meeting, the Circular, and a form of Proxy directly from the Company’s transfer agent. If you are a registered shareholder, please complete, sign and date the form of proxy and return the same within the time and to the location set out in it to vote on the matters for consideration at the Meeting.

Non-registered shareholders will receive this Notice of Meeting, the Circular, and a VIF from the intermediary holding shares on your behalf. Non-registered shareholders are requested to read the instructions included in the voting instruction form and the to complete the VIF in accordance with the instructions, and by the deadline, set out therein to vote on the matters for consideration at the Meeting.

More detailed information regarding the proxy solicitation process, voting by Proxy or VIF is set forth in the Circular under the heading “General Proxy Information”.

The Meeting materials will be available on the Company’s website on July 29, 2024, and will remain on the website for one full year. The Meeting materials will also be available on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) of the United States Securities and Exchange Commission at www.sec.gov on July 29, 2024.

Contact Us:

If you have questions about the matters to be considered at the meeting and/or if you wish to obtain additional information about enCore’s business, please do not wait until the Meeting.

You can contact the Company directly:

Online:	www.encoreuranium.com

Email:	info@encoreuranium.com

Regular Mail:	101 N. Shoreline Boulevard, Suite 450, Corpus Christi, TX 78401

Phone:	(361) 239-5449

ON BEHALF OF THE BOARD OF DIRECTORS OF ENCORE ENERGY CORP.

By:	“W. Paul Goranson”
Chief Executive Officer

DATED at Vancouver, British Columbia, this 15th day of July 2024.

These security-holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

EXECUTIVE CHAIRMAN LETTER TO SHAREHOLDERS

Fellow Shareholders,

On behalf of the Board of Directors of enCore Energy Corp., I want to take this opportunity to thank you for your support of America’s Clean Energy Company™. With a clear set of objectives to be a domestic uranium producer in the United States, enCore became the newest producer in the United States with the November 2023 restart of the Rosita In-Situ Recovery (“ISR”) Uranium Plant and Wellfield (“Rosita”). This was followed quickly with the restart of our second operational plant, the much larger Alta Mesa ISR Uranium Plant and Wellfield (“Alta Mesa”), in June 2024, making enCore Energy the only uranium producer in the United States with two operating plants.

This restart of uranium production at Rosita was accomplished 20 months after renovation and permitting commenced. Alta Mesa, which has provided dynamic growth for enCore, was brought on line 15 months after its acquisition. Then, in February 2024 enCore entered a joint venture agreement on the Alta Mesa Project with Boss Energy Limited whereby enCore retained a 70% operator interest providing enCore with a total investment of $70 million USD. This investment, coupled with zero debt, has enabled the Company to accelerate our timelines across the spectrum of our advanced project portfolio. With a healthy balance sheet and revenue from multiple sources, enCore has established itself as the leading uranium producer in the United States.

Our industry strength lies in our dedication to selecting and advancing production-ready projects, strategically deploying capital, and developing and retaining a multi-disciplinary team. We find enCore operating at a time when the world is embracing nuclear fuel as a clean, reliable, and safe zero-carbon fuel source with unparalleled bi-partisan support in the United States. This, combined with geopolitical tensions, has highlighted the essential demand for domestic uranium in the United States to fuel energy needs and the growing demand for a reliable and affordable baseload power source. Our decision to aggressively push to establish production early in the cycle has worked in our favor.

We see the demand for electricity generated from nuclear power plants, provided by both traditional and emerging small modular reactor technology, increasing at a strong rate over the coming years and decades. With the clear global mandate to target zero carbon emissions, electricity from nuclear power plants is essential to the industrial world. We believe that we will see well above average growth in the demand for uranium, as the essential fuel for nuclear generated electricity, throughout the next few decades.

This growth will uniquely favor production from ISR technology for the extraction of uranium as the uranium is not mined, but rather recovered from oxygenated ground water which has dissolved the uranium from underground host rocks. This environmentally favored extraction method leverages the depth of talent and experience of our team.

enCore also proactively collaborates with the communities surrounding our project, generating much needed employment and business opportunities. We are excited to share our new initiative, Get the Edge from Education, enCore’s Education Society, as our way of both giving back to our communities of interest while simultaneously building the workforce of the next generation. We are aware of how our initiatives can fundamentally transform the lives of local communities and stakeholders, and we work hard to strengthen our relationship with local partners and suppliers.

Working closely together, our board, management, and operational staff are motivated to continuously improve the quality of our processes and work outcomes. The entire team shares common values that drive our successes; and we are all passionate about making enCore the best choice for those who support environmentally responsible, domestic uranium, the fuel for nuclear energy. Yet through all of this, enCore is still in the very early days of its journey, and this presents a compelling opportunity for our investors and our team to share in an exciting path forward.

Finally, we would like to congratulate our team for their commitment to enCore. We also want to thank you, our shareholders, for your continuing support, your confidence and above all, for your trust.

Thank you again from enCore Energy, America’s Clean Energy Company™.

/s/ William M. Sheriff
William M. Sheriff
Executive Chairman

MANAGEMENT INFORMATION CIRCULAR

This management information circular (“Information Circular”) is furnished in connection with the solicitation of proxies by management of enCore Energy Corp. (the “Company”) for use at the annual general meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) to be held on August 28, 2024 at 9:00 a.m. (Pacific Time) and any adjournment or postponement thereof, for the purposes set forth in the attached notice of Meeting. Except where otherwise indicated, the information contained herein is stated as of July 15, 2024.

In this Information Circular, references to the “Company” and “we” refer to enCore Energy Corp. “Common Shares” means common shares without par value in the capital of the Company. “Registered Shareholders” means Shareholders whose names appear on the records of the Company as the registered holders of Common Shares. “Non-Registered Shareholders” means Shareholders who do not hold Common Shares in their own name. “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Non-Registered Shareholders. Unless otherwise indicated, all references in this Information Circular to “$” refer to Canadian dollars.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged to send meeting materials directly to Registered Shareholders, as well as Non-Registered Shareholders who have consented to their ownership information being disclosed by the Intermediary holding the Common Shares on their behalf (non-objecting beneficial owners). We have not arranged for Intermediaries to forward the meeting materials to Non-Registered Shareholders who have objected to their ownership information being disclosed by the Intermediary holding the Common Shares on their behalf (objecting beneficial owners) under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). As a result, objecting beneficial owners will not receive the Information Circular and associated meeting materials unless their Intermediary assumes the costs of delivery.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy (the “Proxy”) are officers or directors of the Company, or solicitors for the Company. If you are a Registered Shareholder, you have the right to attend the Meeting or vote by proxy and to appoint a person or company other than the person designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of Proxy.

If you are a Registered Shareholder, you may wish to vote by proxy whether you are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), in accordance with the instructions on the Proxy.

In all cases you should ensure that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

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Every Proxy may be revoked by an instrument in writing:

(i)	executed by the Registered Shareholder or by his/her attorney authorized in writing or, where the Registered Shareholder is a company, by a duly authorized officer or attorney of the company; and

(ii)	delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, at which the Proxy is to be used, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner provided by law.

Only Registered Shareholders have the right to revoke a Proxy. Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf. If you are a Non-Registered Shareholder, see “Voting by Non-Registered Shareholders” below for further information on how to vote your Common Shares.

Exercise of Discretion by Proxyholder

If you vote by proxy, the persons named in the Proxy (the “Proxyholder”) will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(i)	each matter or group of matters identified therein for which a choice is not specified,

(ii)	any amendment to or variation of any matter identified therein,

(iii)	any other matter that properly comes before the Meeting, and

(iv)	the exercise of discretion of the Proxyholder.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter. Management is not currently aware of any other matters that could come before the Meeting.

Voting by Non-Registered Shareholders

The following information is of significant importance to Shareholders who do not hold Common Shares in their own name. Non-Registered Shareholders should note that the only Proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders.

If Common Shares are listed in an account statement provided to a Shareholder by an Intermediary, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder’s Intermediary or an agent of that Intermediary. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. (the registration name for the Depository Trust Company, which acts as nominee for many U.S. brokerage firms), and in Canada, under the name of CDS & Co. (the registration name for the Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

If you have consented to disclosure of your ownership information, you will receive a request for voting instructions from the Company (through Computershare). If you have declined to disclose your ownership information, you may receive a request for voting instructions from your Intermediary if they have assumed the cost of delivering the Information Circular and associated meeting materials. Every Intermediary has its own mailing procedures and provides its own return instructions to clients. However, most Intermediaries now delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada.

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If you are a Non-Registered Shareholder, you should carefully follow the instructions on the voting instruction form received from Computershare or Broadridge in order to ensure that your Common Shares are voted at the Meeting. The voting instruction form supplied to you will be similar to the Proxy provided to the Registered Shareholders by the Company. However, its purpose is limited to instructing the Intermediary on how to vote on your behalf.

The voting instruction form sent by Computershare or Broadridge will name the same persons as the Company’s proxy to represent you at the Meeting. Although as a Non-Registered Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your Intermediary, you, or a person designated by you (who need not be a Shareholder), may attend at the Meeting as Proxyholder for your Intermediary and vote your Common Shares in that capacity. To exercise this right to attend the meeting or appoint a Proxyholder of your own choosing, you should insert your own name or the name of the desired representative in the blank space provided in the voting instruction form. Alternatively, you may provide other written instructions requesting that you or your desired representative attend the Meeting as Proxyholder for your Intermediary. The completed voting instruction form or other written instructions must then be returned in accordance with the instructions on the form.

If you receive a voting instruction form from Computershare or Broadridge, you cannot use it to vote Common Shares directly at the Meeting – the voting instruction form must be completed as described above and returned in accordance with its instructions well in advance of the Meeting in order to have the Common Shares voted.

Notice to Shareholders Not Resident in Canada

The Corporation is organized under the laws of Canada and is a foreign private issuer within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act, and Regulation 14A thereunder, by virtue of an exemption available to proxy solicitations by foreign private issuers. Accordingly, the solicitation contemplated herein is being made to United States Shareholders only in accordance with Canadian corporate and securities laws and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. United States Shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act. Specifically, information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

The enforcement by Shareholders of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Corporation is incorporated or organized outside the United States, that some of its directors and the experts named herein are residents of a country other than the United States and such persons are located outside the United States. As a result, it may be difficult or impossible for the United States Shareholders to effect service of process within the United States upon the Corporation, its directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws. In addition, the United States Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws, or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

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INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no person or company has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors, the appointment of auditors, and the approval of the long-term incentive plan. For the purpose of this paragraph, “person” shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraph (a) or (b) above.

RECORD DATE AND QUORUM

The board of directors (the “Board”) of the Company has fixed the record date for the Meeting as the close of business on July 15, 2024 (the “Record Date”). Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote their Common Shares at the Meeting, except to the extent that any such Shareholder transfers any Common Shares after the Record Date and the transferee of those Common Shares establishes that the transferee owns the Common Shares and demands, not less than ten (10) days before the Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote at the Meeting, in which case, only such transferee shall be entitled to vote such Common Shares at the Meeting.

Under the Company’s articles, the quorum for the transaction of business at a meeting of Shareholders is one person who is a Shareholder, or who is otherwise permitted to vote Common Shares of the Company at a meeting of Shareholders, present in person or by proxy.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On the Record Date, there were 184,730,410 Common Shares issued and outstanding, with each Common Share carrying the right to one vote. Only Shareholders of record at the close of business on the Record Date will be entitled to vote in person or by Proxy at the Meeting or any adjournment or postponement thereof.

To the knowledge of the directors and executive officers of the Company, as of the Record Date, no Shareholders beneficially own, or exercise control or direction over, directly or indirectly, Common Shares carrying 10% or more of the votes attached to the issued and outstanding Common Shares.

BUSINESS OF THE MEETING

To purpose of the Meeting is:

(A)	to receive and consider the audited annual financial statements of the Company for the fiscal year ended December 31, 2023, and the auditor’s reports thereon;

(B)	to elect seven (7) directors of the Company for the ensuing year;

(C)	to appoint Davidson & Company LLP as the auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

(D)	to approve the adoption of a long-term incentive plan, as more particularly set forth in the accompanying management informational circular; and

(E)	to transact any other business which may properly come before the Meeting.

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Presentation of Financial Statements

The consolidated audited financial statements of the Company for the fiscal year ended December 31, 2023, along with the corresponding Management’s Discussion and Analysis for the same period were mailed to the Company’s registered and non-registered Shareholders who requested it. The Company’s consolidated financial statements are also available on enCore’s website at encoreuranium.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

No vote of Shareholders is required with respect to this item of business.

Election of Directors

The Company proposes to nominate the persons listed below for election as directors. Each director will hold office until the next annual general meeting of the Company or until their successor is elected or appointed, unless their office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. If, prior to the Meeting, any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the Proxy as nominee to vote the Common Shares represented by Proxy for the election of any other person or persons as directors.

Pursuant to the advance notice provisions contained in the Company’s Articles (the “Advance Notice Provisions”), the Board has determined that notice of nominations of persons for election to the Board at the Meeting must be made following the requirements of such Advance Notice Provisions. To the date of this Information Circular, the Company has not received notice of a nomination in compliance with the Articles and, subject to the timely receipt of any such nomination, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

The Board has adopted a Majority Voting Policy stipulating that Shareholders are entitled to vote in favour of, or withhold from voting for, each individual director nominee at a shareholders meeting. If the number of Common Shares “withheld” for any nominee exceeds the number of Common Shares voted “for” the nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, the director shall immediately tender their written resignation to the Board. The Board of Directors shall determine whether or not to accept the resignation within 90 days following the applicable shareholders’ meeting. Any director who tenders his or her resignation pursuant to this policy shall not participate in the deliberations of the Governance and Nominating Committee or the Board of Directors regarding the resignation. The resignation will be effective when accepted by the Board of Directors. If a resignation is accepted, the Board of Directors may leave the resulting vacancy unfilled until the next annual general meeting or it may fill the vacancy through the appointment of a new director. Following the Board of Director’s decision on the resignation, the Board of Directors shall promptly disclose, via press release, its decision whether or not to accept the director’s proposed resignation.

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The following tables set out the names of the management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been directors of the Company; and the number of Common Shares which each beneficially owns or over which control or direction is exercised.

William M. Sheriff, MSc – Director, Executive Chairman, and Chair of the Investment Committee British Columbia, Canada | Director since October 30, 2009
Areas of expertise: Strategic Vision & Planning Industry Expertise Financial Market Expertise Corporate Finance Mergers & Acquisitions Property Acquisition & Disposition
Principal Occupation: (1)	Chairman of enCore since 2009 and Executive Chairman of enCore since January 2019. Chairman Nuclear Fuels Inc. July 2023 to current. Director of Scorpio Gold Corporation May 2024 to present. Director and Co-founder of Group 11 Technologies Inc. since August 2020. Executive Chairman of C2C Metals Corp. since June 2022.
Business Experience:

Mr. Sheriff, as the founder and Executive Chairman, has advanced the company from inception to a leading US producer of domestic uranium with a strong development pipeline of advanced projects. Mr. Sheriff is an entrepreneur and visionary with over 40 years of experience in the minerals industry and the securities industry and has been responsible for significant capital raises along with corporate development. Mr. Sheriff was a pioneer in the uranium renaissance as co-founder and Chairman of Energy Metals Corp. and was responsible for compiling the largest domestic uranium resource base in US history before the company was acquired by Uranium One Corp for $1.8 Billion in 2007. With his in-depth understanding of the nuclear industry and market conditions, plus his knowledge of the financial markets, Mr. Sheriff is regarded as a leader and avid supporter of nuclear energy as a clean and reliable energy source for the United States.

Mr. Sheriff continues to have a significant interest in the gold exploration sector with personal assets in the western United States as well as through his directorship of Scorpio Gold. He has compiled one of the largest privately held mining databases in the world, providing enCore with unique access to proprietary uranium projects.

Education:	Bachelor of Science in Geology, Fort Lewis College Master of Science in Mining Geology, University of Texas-El Paso

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Public Directorships (past 5 years):

enCore Energy Corp.

C2C Metals Corp. (formerly Taku Gold Corp. and C2C Gold Corp.) (June 2022 to Present)

Nuclear Fuels Inc. (July 2023 to Present)

Scorpio Gold Corporation (May 2024 to Present)

Exploits Discovery Corp. (October 2020 – November 2022)

Sabre Gold Mines Corp. (September 2021 – January 2023)

Golden Predator Mining Corp. (April 2014 – September 2021)

Committee Membership and Attendance during the year ended December 31, 2023		Share Ownership as at July 15, 2024
Membership	Attendance	Common Shares(1)	Options
Board Option Grant Committee Investment Committee	12 out of 12 (100%) 1 out of 1 (100%)(2) N/A(3)	2,352,055	1,041,667

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W. Paul Goranson, MSc, P.E. – CEO and Director Texas, USA | Director since September 14, 2020
Areas of expertise: Industry Expertise Strategic Leadership Regulatory compliance Risk Management
Principal Occupation: (1)	Professional Engineer; CEO of enCore since October 2020.
Business Experience:

Mr. Goranson, through his 30+ year career, has taken the initial work in the field of in-situ recovery (ISR) technology and elevated commercial uranium production to a large scale. He is an experienced executive with an impressive history in the uranium extraction industry, including building, renovating and operating a number of ISR facilities in the United States, including our Alta Mesa and Rosita ISR projects. Most recently, Mr. Goranson was the Chief Operating Officer for Energy Fuels Resources (USA) Inc., where he was responsible for the operations of the company’s conventional and in-situ recovery uranium projects, including Nichols Ranch and Alta Mesa ISR Projects. Mr. Goranson served as President, Chief Operating Officer and Director for Uranerz, where he was responsible for commissioning, operating and expanding the Nichols Ranch ISR Uranium Project. Mr. Goranson was President, Cameco Resources, the company that operated Cameco, Inc.’s U.S. ISR operations. Also, Mr. Goranson was Vice President of Mesteña Uranium LLC, where he led the construction, startup and operation of the Alta Mesa project which achieved over one million pounds of uranium production per year. His responsibilities included marketing uranium, negotiating long-term uranium supply contracts and spot uranium sales with nuclear utilities. In addition to his experience with conventional and ISR uranium production, Mr. Goranson has extensive experience in uranium markets, Federal and State regulatory affairs and government policy.

Mr. Goranson has recently served as the President of the Uranium Producers of America, and as the President of the Wyoming Mining Association. He has served in leadership positions within the National Mining Association, Texas Mining and Reclamation Association, and the Nuclear Energy Institute. He currently serves on the Board of Brush Country Groundwater Conservation District located in South Texas. Mr. Goranson is a registered Professional Engineer in the State of Texas.

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Education:	Master of Science in Environmental Engineering, Texas A&M University-Kingsville Bachelor of Science in Natural Gas Engineering, Texas A&I University
Public Directorships (past 5 years):	enCore Energy Corp.
Committee Membership and Attendance during the year ended December 31, 2023		Share Ownership as at July 15, 2024
Membership	Attendance	Common Shares(1)	Options
Board Option Grant Committee Investment Committee	12 out of 12 (100%) 1 out of 1 (100%)(2) N/A(3)	393,445	1,683,333

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Dennis E. Stover, PhD – CTO and Director Oklahoma, USA | Director since February 9, 2012
Areas of expertise: Strategic Leadership Industry Expertise Risk Management Environment & Sustainability Corporate Finance
Principal Occupation: (1)	Chief Technical Officer (non-executive position) of enCore since October 2020; CEO of the Company from August 2014 to October 2020.
Business Experience:

Dr. Stover, a co-inventor of in-situ recovery (ISR) technology that enCore uses exclusively in our processing plants, also holds numerous patents related to ISR applications. He is a leading expert in in-situ metal recovery, with dozens of relevant technical publications. Dr. Stover commenced his work in ISR technology in Texas in the 1960s and now bears witness to the application of the technology, resulting in over 60% of worldwide uranium production.

Dr. Stover has a 40-year career focused on direct involvement with commercial uranium exploration, project development, and mining operations. Dr. Stover previously served as Chief Executive Officer of enCore Energy; and before that as Executive Vice President, Americas for Uranium One, Inc. where he oversaw commercial development of Uranium One’s substantial U.S. uranium assets as well other uranium assets in the Americas. Previous to this position, he served as Chief Operating Officer for Energy Metals Corporation (EMC) and was instrumental in advancing its US assets prior to its sale to Uranium One, Inc. He has co-authored three IAEA Guidebooks and Manuals related to both Acidic and Alkaline Uranium ISR technology and is the author of six United States Patents concerning various aspect of in-situ recovery of uranium and reservoir restoration. Dr. Stover is a member of numerous professional societies.

Education:	Bachelor of Science, The University of Michigan Bachelor of Arts in Chemistry, Kalamazoo College Master of Science, The University of Michigan PhD in Chemical Engineering, The University of Michigan
Public Directorships (past 5 years):	enCore Energy Corp.

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Committee Membership and Attendance during the year ended December 31, 2023		Share Ownership as at July 15, 2024
Membership	Attendance	Common Shares(1)	Options
Board Option Grant Committee Health, Safety, and Environmental Committee	10 out of 12 (83%) 1 out of 1 (100%)(2) 3 out of 3 (100%)	465,500	675,000

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William B. Harris – Independent Director and Chair of the Audit Committee Florida, USA | Director since October 30, 2009
Areas of expertise: Strategic Leadership Corporate Finance Risk Management Accounting Operations
Principal Occupation: (1)	Partner of Solo Management Group, LLC, an investment management and financial consulting company since 1998. Chairman of Scandium International Mining Corp. since 2007.
Business Experience:	Mr. Harris is a partner in Solo Management Group, LLC, an investment and management consulting partnership. He was previously a board member of Energy Metals Corporation, Chairman and Executive Committee member of the American Fiber Manufacturers Association, and President and Chief Executive Officer of Hoechst Fibers Worldwide, the global acetate and polyester business of Hoechst AG. At Hoechst Fibers Worldwide, Mr. Harris managed the business’ $5 billion operation, comprised of 21,000 employees and production locations in 14 different countries. Harris is currently a Director of Scandium International Mining Corp.
Education:	Bachelor of Arts in English, Harvard College Master of Business Administration in Finance, Columbia University Graduate School of Business
Public Directorships (past 5 years):	enCore Energy Corp. Scandium International Mining Corp.
Committee Membership and Attendance during the year ended December 31, 2023		Share Ownership as at July 15, 2024
Membership	Attendance	Common Shares(1)	Options
Board Audit Committee Compensation Committee Governance and Nominating Committee ATM Committee Investment Committee	12 out of 12 (100%) 4 out of 4 (100%) 2 out of 2 (100%) 3 out of 3 (100%) 3 out of 3 (100%)(4) N/A(3)	243,333	808,334

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Mark S. Pelizza – Independent Lead Director and Chair of the Compensation Committee Texas, USA | Director since December 18, 2014
Areas of expertise: Strategic Leadership Industry Expertise Operations Risk Management Environment & Sustainability
Principal Occupation: (1)	Principal of M.S. Pelizza & Associates since September 2014. Professional Geoscientist and Certified Professional Geologist.
Business Experience:	Mr. Pelizza has spent 45 years in the uranium industry with project experience including the Alta Mesa, Benavides, Kingsville Dome, Longoria, Palangana, Rosita, West Cole and the Vasquez projects, all in Texas. He was also responsible for the permitting and licensing of the Church Rock, Crownpoint, and Unit 1 projects in New Mexico and the North Platte project in Wyoming. Currently, Mr. Pelizza is the Principal of M.S. Pelizza & Associates LLC, where he represents extractive industry clients. He previously served as Sr. Vice President of Health, Safety and Environmental Affairs with Uranium Resources, Inc. He has also previously worked with Union Carbide Corp. He is a licensed Professional Geoscientist in Texas and a Certified Professional Geologist with the American Institute of Professional Geologists. He is the Past Chairman of the Texas Mining and Reclamation Association and the Past Chairman of the Uranium Producers of America.
Education:	Bachelor of Science in Geology, Fort Lewis College Master of Science in Geological Engineering, Colorado School of Mines
Public Directorships (past 5 years):	enCore Energy Corp.
Committee Membership and Attendance during the year ended December 31, 2023		Share Ownership as at July 15, 2024
Membership	Attendance	Common Shares(1)	Options
Board Compensation Committee Governance and Nominating Committee Health, Safety, and Environmental Committee ATM Committee	12 out of 12 (100%) 2 out of 2 (100%) 3 out of 3 (100%) 3 out of 3 (100%) 3 out of 3 (100%)(4)	314,999	658,333

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Richard M. Cherry – Independent Director and Chair of the Health, Safety, and Environmental Committee Oklahoma, USA | Director since December 31, 2014
Areas of expertise: Strategic Leadership Industry Expertise Risk Management Environment & Sustainability Corporate Finance Accounting
Principal Occupation: (1)	Independent consultant since April of 2006. Professional Engineer.
Business Experience:	Mr. Cherry is a veteran executive of the nuclear industry, having worked for several leading companies in the areas of uranium mining, production, conversion, marketing, and power generation operations for 40 years. He is currently employed as a consultant to the uranium mining industry. Mr. Cherry previously served as President and CEO of Cotter Corporation and Nuclear Fuels Corporation, both affiliates of General Atomics Corporation. Mr. Cherry was responsible for all aspects of Cotter’s mining and milling operations in Colorado, including uranium and vanadium ores, with over 200 employees. His participation in Nuclear Fuels Corporation made him responsible for the worldwide uranium marketing efforts for all General Atomics’ affiliates. He holds a US patent in minerals production and has made presentations to industry groups and government agencies.
Education:	Master of Science in Mechanical Engineering, Wichita State University Bachelor of Science in Engineering Physics, University of Oklahoma
Public Directorships (past 5 years):	enCore Energy Corp.
Committee Membership and Attendance during the year ended December 31, 2023		Share Ownership as at July 15, 2024
Membership	Attendance	Common Shares(1)	Options
Board Audit Committee Compensation Committee Health, Safety, and Environmental Committee ATM Committee	12 out of 12 (100%) 4 out of 4 (100%) 2 out of 2 (100%) 3 out of 3 (100%) 3 out of 3 (100%)(4)	97,000	658,333

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Susan Hoxie-Key – Independent Director and Chair of the Governance and Nominating Committee Alabama, USA | Director since June 22, 2022
Areas of expertise: Strategic Leadership Industry Expertise Risk Management
Principal Occupation: (1)	Prior to April 2021, Consulting Engineer, Nuclear Fuel Department, Southern Nuclear Operating Company, Inc.
Business Experience:	Ms. Hoxie-Key is a proven nuclear industry leader, with more than 40 years of engineering experience covering nuclear core design, nuclear fuel-related licensing, nuclear fuel procurement, oversight of nuclear fuel-related engineering products, and direct support of reactor operations. She worked for Southern Nuclear Operating Company (SNC) for 31 years, where she directed and conducted complex multi-disciplinary projects involving in-reactor fuel performance, fuel procurement, fuel-related licensing, and core design. She also served as the SNC lead for nuclear industry efforts to increase the uranium enrichment limit above 5 weight percent and to increase the current licensed fuel burnup limit. Ms. Hoxie-Key was a 2008 winner of the American Nuclear Society (ANS) Oestmann Achievement Award for technical achievement in the fields of nuclear science, engineering, research, or education. She has also held numerous nuclear industry leadership roles across the years, including Chairman of the World Nuclear Fuel Market (WNFM) Board of Governors between June 2016 and June 2018, and member of the Nuclear Energy Institute (NEI) Accident Tolerant Fuel Safety Benefits and Licensing Task Forces. She is a registered Professional Engineer in Alabama and Georgia.
Education:	Bachelor of Science in Nuclear Engineering, Mississippi State University Master of Science in Nuclear Engineering, Georgia Institute of Technology
Public Directorships (past 5 years):	enCore Energy Corp.

Committee Membership and Attendance during the year ended December 31, 2023	Share Ownership as at July 15, 2024

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Membership	Attendance	Common Shares(1)	Options
Board Audit Committee Governance and Nominating Committee ATM Committee	12 out of 12 (100%) 4 out of 4 (100%) 3 out of 3 (100%) 3 out of 3 (100%)(4)	3,000	491,667

Notes regarding Director Nominees:

(1)	The information as to principal occupation, business or employment, and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least the five preceding years.

(2)	As at the date of this Circular, the Option Grant Committee has been dispensed with, and the mandates and responsibilities of the Option Grant Committee have been assigned to the Company’s Compensation Committee.

(3)	No Investment Committee meetings were held during the year ended December 31, 2023.

(4)	As at the date of this Circular, the ATM Committee has been dispensed with, and the mandates and responsibilities of the ATM Committee have been assigned to the Company’s Audit Committee.

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Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, no proposed director of the Company:

(a)	is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(b)	is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in the that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director or executive officer;

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

For the purposes of section (a) above, “order” means:

that was in effect for more than 30 consecutive days.

Appointment of Auditor

The Board recommends that Shareholders vote to appoint Davidson & Company LLP (“Davidson”), as the Company’s auditor and to authorize the directors to fix their remuneration. Davidson was appointed as auditors for the Company effective as of December 18, 2016.

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The management designees, if named as proxy, intend to vote the Common Shares represented by any such Proxy FOR the appointment of Davidson as auditors of the Company, at a remuneration to be fixed by the Board, unless a Shareholder has specified in his or her Proxy that his or her Common Shares are to be withheld from voting on the appointment of auditors.

Approval of Long -Term Incentive Plan

The Company currently has in effect a stock option plan dated November 30, 2021 (the “Existing Plan”).

At the Meeting, the Shareholders will be asked to approve the Company’s new 2024 Long Term Incentive Plan (the “LTIP”) to replace its Existing Plan. The purpose of the LTIP is to attract, retain and motivate employees, directors and consultants, thereby enhancing the profitable growth and value of the Company, and to provide a means by which persons responsible for the successful administration and management of the Company can acquire and maintain stock ownership or awards the value of which is tied to the performance of the Company, thereby strengthening their concern for the Company. Once approved by the Shareholders and the TSX Venture Exchange (the “Exchange”), the LTIP will replace the Existing Plan, and any new awards will be issued pursuant to the LTIP. Awards currently issued and outstanding pursuant to the Existing Plan will continue to be governed by the Existing Plan. There are currently 9,020,222 options outstanding under the Existing Plan. Pursuant to policies of the Exchange, the LTIP, if approved at the Meeting, must be approved by Shareholders every year thereafter.

The following summary of the LTIP does not purport to be complete and is qualified in its entirety by reference to LTIP.

The LTIP will be administered by the Company’s Compensation Committee (or, if no Compensation Committee exists, by a committee of two or more independent directors designated by the Board to administer the LTIP) (the “Compensation Committee”) and will provide that the Compensation Committee may from time to time, in its discretion, and in accordance with applicable exchange requirements, grant to Eligible Persons (as defined in the LTIP), non-transferable awards (the “Awards”). Such Awards include options (“Options”), restricted stock units (“RSUs”), Deferred Stock Units (“DSUs”), share appreciation rights (“SARs”), Dividend Equivalents, and cash awards.

Shares Issuable under the LTIP. The number of Common Shares reserved for issuance pursuant to Awards granted under the LTIP will not, in the aggregate, exceed 18,473,041, being 10% of the issued and outstanding Common Shares as of July 15, 2024, the date of Board approval of the LTIP. The LTIP is an “fixed” plan, meaning that Common Shares underlying Awards which have been exercised shall not be available for subsequent grants under the LTIP. If an Award may be settled only in cash, such Award need not be counted against any share limit.

No more than 1.3% of the issued and outstanding Common Shares (measured as of December 31st of the immediately preceding calendar year) may be awarded in any calendar year. The Compensation Committee may make exceptions to this limit, but no other LTIP limits, when making inducement or sign-on Awards when hiring an executive officer of the Company.

Limitations to Certain Participants. Pursuant to Exchange policies, the maximum number of Common Shares for which Awards may be issued to any one participant (a “Participant”) in any 12-month period shall not exceed 5% of the outstanding Common Shares, calculated on the date an Award is granted to the Participant, unless disinterested shareholder approval as required by the policies of the Exchange is obtained, or 2% in the case of a grant of Awards to any one consultant or persons (in the aggregate) retained to provide Investor Relations Activities (as defined by the Exchange), calculated on the date any Award is granted to the consultant or any such person, as applicable. The maximum number of Common Shares for which Awards may be issued to Insiders as a group (as defined by Exchange policies), in any 12-month period, shall not exceed 10% of the outstanding Common Shares, calculated on the date an Award is granted to the Participant. Further, the maximum number of Common Shares for which Awards may be issued to Insiders, as a group, shall not exceed 10% of the outstanding Common Shares at any point in time.

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Vesting. No Award, other than an Option, may vest before the date that is one year following the date on which the Award is granted, except in the case of accelerated vesting upon a Participant’s death or a Change in Control, as defined in the LTIP. All Awards will vest or be forfeited no later than 12 months after the Participant to whom such Award was granted ceases to be an Eligible Person under the LTIP.

Termination. Subject to compliance with the rules of each Exchange, the Board may determine, at the time of grant, the treatment of Awards upon a Participant ceasing to be eligible to participate in the LTIP. All Awards shall vest or be forfeited within 12 months of the Participant to whom such Award is granted ceasing to be an Eligible Person.

Amendments to Plan

The Compensation Committee may amend, alter, suspend, or terminate any Award or Award Agreement and/or alter the LTIP without shareholder approval, subject to any applicable law or regulation and Exchange policies. Any material amendment to the LTIP will be subject to approval by shareholders and the Exchange. Participant consent must be obtained prior to any action that would materially and adversely affect the rights of such Participant under any previously granted and outstanding Award

Without first receiving shareholder approval, the terms of any outstanding Award may not be amended to reduce the exercise price or grant price, or to grant a new Option, SAR or other Award in substitution for any previously granted Option or SAR that has the effect of reducing the exercise price or grant price, or otherwise taking any action that would be considered a “Repricing” of an Option or SAR.

Change in Control. On a Change in Control (as defined in the LTIP) of the Company, the Compensation Committee shall have sole discretion, subject to the approval of the Exchange, as to the treatment of Awards, including whether to (i) accelerate, conditionally or otherwise, on such terms as it sees fit, the vesting date of any Awards; (ii) redeem in whole or in part outstanding Awards for cash or other consideration; (iii) cancel Awards subject to a restricted period and/or performance period; and (iv) otherwise amend or modify the terms of any Awards. If there is a Change in Control, unless the Company is the surviving entity and any adjustments necessary to preserve the value of Participants’ outstanding Awards have been made, or the Company’s successor at the time of the Change in Control irrevocably assumes the Company’s obligations under the LTIP or replaces each Participant’s outstanding Award with an award of equal or greater value and having terms and conditions no less favorable to the Participant than those applicable to the Participant’s Award immediately prior to the Change in Control, any Awards held by a Participant shall automatically vest following such Change in Control. Notwithstanding the foregoing, if the per share exercise price for an Option or grant price for a SAR equals or exceeds the Change in Control Price (as defined in the LTIP), such Award shall terminate and be canceled.

Clawback. All Awards granted under the LTIP will be subject to any written clawback policy adopted by the Company. No recovery of compensation under such a clawback policy will be an event giving rise to a Participant’s right to voluntarily terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company.

The following is a summary of the various types of Awards issuable under the LTIP:

Options

Each Option entitles a holder thereof to purchase a prescribed number of Common Shares at an exercise price determined by the Board at the time of the grant of the Option. An Option may be granted as include an incentive stock option (an “ISO”) or a non-qualified stock option, subject to relevant tax laws. ISOs may be granted only to employees of the Company or a parent or subsidiary corporation of the Company within the meaning of Section 424 of the U.S. Internal Revenue Code of 1986, as amended. A maximum of 18,473,041 ISOs may be issued under the LTIP.

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Subject to any requirements of the Exchange or Nasdaq, the Compensation Committee may determine the expiry date of each Option. Options may be exercised for a period of up to ten years after the grant date. The exercise price of the Options will be determined by the Board at the time any Option is granted. The Board may determine the methods by which the exercise price may be paid or deemed to be paid, including through a cashless exercise or net settlement. In no event will such exercise price be lower than the 5-day volume weighted average price of the Common Shares on the Exchange less any discount permitted by the rules or policies of the Exchange at the time the Option is granted. No Options will be exercisable for a period of more than ten years following the date of grant of the Option, or more than five years following the date of grant of the Option in the case of an Option granted to an individual who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or its parent or any of its subsidiaries. Options may be exercised through Cashless Exercise, as defined by Exchange policies, and except for Options held by Investor Relations service providers or Options intended to qualify as ISOs, Net Exercise, as defined by Exchange policies.

Any reduction in the exercise price of an Option or extension of the term of such Option, where the Participant is a director, officer, or 10% beneficial owner of the Company, shall be subject to shareholder approval.

Restricted Stock Units

An RSU is a right to receive for no additional cash consideration, securities of the Company upon specified vesting criteria being satisfied, and subject to the terms and conditions of the LTIP and the applicable Award agreement. RSUs may be paid in shares or in cash equal to the fair market value of the number of shares equal to the number of RSUs.

Subject to any requirements of an Exchange, the Compensation Committee may determine the expiry date of each RSU. The number of RSUs to be issued to any Participant will be determined by the Board at the time of grant. Each RSU will entitle the holder to receive at the time of vesting for each RSU held, either one Common Share or a cash payment equal to the fair market value of a Common Share or a combination of the two, at the election of the Compensation Committee. Settlement of RSUs will occur upon vesting, or upon the expiration of any deferral period specified in the Award Agreement at the time of grant.

Share Appreciation Rights

An SAR is a right to receive, upon exercise, the excess of the fair market value of one share on the date of exercise over the grant price of the SAR as determined by the Compensation Committee. SARs may be issued together with Options or as standalone awards.

The grant price per share of share subject to an SAR shall not be less than the greater of (A) the par value per share, (B) the Fair Market Value per share as of the date of grant of the SAR, or (C) the Discounted Market Price as defined by the Exchange. At the discretion of the Compensation Committee, the payment upon the exercise of a SAR may be in cash, common shares of equivalent value, a combination thereof, or in any other form approved by the Committee in its sole discretion. Subject to any requirements of an Exchange, the Compensation Committee may determine the vesting terms and expiry date of each SAR. SARs will not be exercisable later than the tenth anniversary date of its grant.

Dividend Equivalents

Dividend Equivalents will entitle the recipient to receive cash, Stock, other Awards, or other property equal in value to dividends or other distributions of the Company paid with respect to a specified number of shares of Stock on such terms, conditions and restrictions as the Committee shall determine in its sole discretion, subject to any requirements of an Exchange. Dividend Equivalents may be granted in isolation or with other Awards. Dividend Equivalents shall not confer on a Participant any of the rights of a shareholder of the Company unless and until the Participant is duly issued Common Shares in accordance with the terms of the Dividend Equivalent.

Cash Awards

The Compensation Committee may grant Cash Awards, on a free-standing basis or as an element of, a supplement to, or in lieu of any other Award under the LTIP to Eligible Persons in such amounts and subject to such other terms, conditions and restrictions, not inconsistent with the provisions of the LTIP, as the Board in its discretion determines to be appropriate, including for purposes of any annual or short-term incentive or other bonus program. In any 12-month period, a director of the Company may not be granted Cash Awards under this LTIP in excess of US$500,000.

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Substitute Awards

Subject to any required Exchange or shareholder approval, Awards may be granted in substitution or exchange for any other Award granted under the LTIP or under another plan of the Company or an Affiliate or any other right of an Eligible Person to receive payment from the Company or an Affiliate and in substitution for awards held by individuals who become Eligible Persons because of a merger, consolidation or acquisition of another entity or the assets of another entity by or with the Company or an Affiliate.

The LTIP is subject to the approval of the Exchange and if the Exchange finds the disclosure in this Information Circular to be inadequate, then the Shareholder approval may not be accepted by the Exchange. On July 22, 2024, the Company received conditional approval to the LTIP from the Exchange.

Shareholders will be asked at the Meeting to approve, with or without variation, the following ordinary resolution:

“BE IT RESOLVED THAT:

(a)	the Company’s long-term incentive plan be approved, and that in connection therewith a maximum of 18,473,041 common shares be approved for issuance pursuant to the granting of Awards;

(b)	the Board of the Company be authorized in its absolute discretion to administer the long-term incentive plan and amend or modify the long-term incentive plan in accordance with its terms and conditions and with the policies of the TSX Venture Exchange and NASDAQ; and

(c)	any director or officer of the Company be authorized and directed to do all acts and things and to execute and deliver all documents required, as in the opinion of such director or officer may be necessary or appropriate to give effect to this resolution.”

A copy of the LTIP is available at the records office of the Company at #1200 – 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8, until the business day immediately preceding the date of the Meeting, and a copy will also be made available at the Meeting.

The Board recommends that Shareholders vote in favour of the LTIP. If the LTIP Resolution is approved by Shareholders, the Directors will have the authority, in their sole discretion, to implement or revoke the LTIP Resolution and otherwise implement or abandon the LTIP.

OTHER BUSINESS

As of the date of this Information Circular, the management of the Company knows of no other matters to be acted upon at the Meeting. However, should any other matters properly come before the Meeting, the Common Shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the Proxyholder.

STATEMENT OF EXECUTIVE COMPENSATION

The following executive compensation disclosure for the financial year ended December 31, 2023, is prepared in accordance with National Instrument 51-102 Continuous Disclosure Obligations and Form 51-102F6 Statement of Executive Compensation (“Form 51-102F6”). The purpose of this section is to provide disclosure of all compensation earned by directors and certain executive officers in connection with their position as a director or officer of, or consultant to, the Company.

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For the purposes of this Information Circular, a “Named Executive Officer” or “NEO” means:

(a)	“CEO” means an individual who acted as chief executive officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

(b)	“CFO” means an individual who acted as chief financial officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

(c)	each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed financial year, whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 for the financial year ended December 31, 2023; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

In connection with the most recently completed financial period of the Company, the Company had five (5) NEOs as follows:

NEO Name	Position
William Sheriff	Executive Chairman
W. Paul Goranson	Chief Executive Officer
Dennis Eugene Stover	Former Interim Chief Financial Officer
Peter Luthiger	Chief Operating Officer
Carrie Mierkey	Former Chief Financial Officer

Compensation Discussion and Analysis

The Company’s compensation policies and programs are designed to be competitive with similar mining companies and to recognize and reward executive performance consistent with the success of the Company’s business. These policies and programs are intended to attract and retain capable and experienced people while complying with regulatory requirements. The Compensation Committee’s role and philosophy, among other things, are to ensure that the Company’s compensation goals and objectives, as applied to the actual compensation paid to the Company’s CEO and other executive officers, are aligned with the Company’s overall business objectives and with shareholder interests.

In addition to industry comparables, the Compensation Committee considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-range interests of the Company and its Shareholders, the implications of the risks associated with the Company’s compensation policies and practices in light of the financial performance of the Company, the overall financial and operating performance of the Company and the Compensation Committee’s assessment of each executive’s individual performance and contribution toward meeting corporate objectives. Since last year’s Meeting, neither the Board nor the Compensation Committee of the Company has proceeded to a formal evaluation of the implications of the risks associated with the Company’s compensation policies and practices. Risk management is a consideration of the Board when implementing its compensation program, and the Board does not believe that the Company’s compensation program results in unnecessary or inappropriate risk taking including risks that are likely to have a material adverse effect on the Company.

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During the year ended December 31, 2023, the Board approved an increase in annual director compensation from US$24,000 to US$44,000, and in the case of the Chair of the Audit Committee from US$36,000 to US$66,000 per year. A director who obtains a National Association of Corporate Directors certification will receive a further increase of US$26,000 per year.

The current members of the Compensation Committee are Mark S. Pelizza (Chair), William B. Harris and Richard M. Cherry. The function of the Compensation Committee is to assist the Board in fulfilling its responsibilities relating to the compensation practices of the executive officers of the Company. The Compensation Committee has been empowered to review the compensation levels of the executive officers of the Company and to report thereon to the Board; to review the strategic objectives of the stock option and other stock-based compensation plans of the Company; and to consider any other matters which, in the Compensation Committee’s judgment, should be taken into account in reaching the recommendation to the Board concerning the compensation levels of the Company’s executive officers. The Board has adopted a charter for the Compensation Committee.

The Company has adopted a compensation recovery policy (referred to as the “Incentive Compensation Clawback Policy”) as required by Nasdaq listing standards and pursuant to Rule 10D-1 of the U.S. Exchange Act. At no time during or after the fiscal year ended December 31, 2023 (as of the date of this Information Circular), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Clawback Policy and, as of December 31, 2023, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Clawback Policy to a prior restatement.

Report on Executive Compensation

The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. The Board determines the type and amount of compensation for the CEO. The Board also reviews the compensation of the Company’s senior executives.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)   attracting and retaining talented, qualified and effective executives;

(b)   motivating the short and long-term performance of these executives; and

(c)   better aligning the interests of these executives with those of the Company’s Shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus plan and equity participation through its stock option plan.

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Elements of the Compensation Program

The significant elements of compensation awarded to the NEOs (as defined above) are a cash salary, bonus plan based on corporate goals set by the Board and stock options. Apart from the stock option plan, the Company does not presently have any other long-term incentive plan for its NEOs. There is no policy or target regarding allocation between cash and noncash elements of the Company’s compensation program. The Compensation Committee reviews annually the total compensation package of each of the Company’s executives on an individual basis, against the backdrop of the compensation goals and objectives described above and make recommendations to the Board concerning the individual components of their compensation.

Cash Salary

As a general rule, the Company seeks to offer its NEOs a compensation package that is in line with the Company’s fiscal resources and competitive with other companies in the mineral exploration industry of a similar size at a similar stage of development, and as an immediate means of rewarding the NEOs for efforts expended on behalf of the Company.

Cash Bonus

Pursuant to executive employment agreements, the Company offers certain of its executive team, including its NEOs listed above, a cash bonus calculated as a percentage of base salary, which will be paid in accordance with the determination of enCore’s Compensation Committee and recommendation to the Board for approval, based on a number of agreed metrics including: a) financial condition of enCore; b) predetermined corporate and personal goals established between enCore and the individual; and c) share price performance.

In addition, the Company’s current Executive Chairman is eligible to receive a special bonus that will be established by enCore for exceptional achievements as measured by enCore’s market capitalization, its growth profile in assets or by any other metrics as reviewed by the Compensation Committee and recommended for approval by the Board. The Company’s current CEO is eligible to receive a special bonus that will be established by enCore for exceptional achievements as measured by enCore’s successful acquisition of certain uranium production facilities or assets, as determined by the Board. The Company’s Chief Operating Officer is also eligible to participate in a special bonus pool that will be established by enCore for exceptional achievements as measured by certain goals agreed between the Chief Operating Officer and the Compensation Committee.

Equity Participation

The Company believes that encouraging its executives and employees to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to executive officers considering a number of factors, including the amount and term of options previously granted, base salary and bonuses and the Company’s goals.

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Use of Financial Instruments

The Company does not have a policy that would prohibit a NEO or director from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. However, Management is not aware of any NEO or director purchasing such an instrument.

Perquisites and Other Personal Benefits

The Company’s NEOs are not generally entitled to significant perquisites or other personal benefits not offered to the Company’s other employees.

Performance Graph

The graph below compares the Company’s total shareholder return on a $100 investment in Common Shares to the total return to the S&P/TSX Composite Index for the period commencing January 1, 2019 and ending December 31, 2023.

The S&P/TSX Composite Index was created to address the needs of investment managers requiring a benchmark headline index for the Canadian equity market. As at the end of the period covered by the performance graph, the Company has exceeded the performance of the benchmark by 880%. Given the Company’s market capitalization and size of operations of the Company, volatility has been higher than that of the benchmark.

Share-based and Option-based Awards

The Company currently has in effect the Stock Option Plan (the “Existing Plan”), the purpose of which is to advance the interests of the Company and its Shareholders by (a) ensuring that the interests of officers and employees are aligned with the success of the Company; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons. The Existing Plan provides optionees with the opportunity through the exercise of options to acquire an ownership interest in the Company. It is expected that the LTIP will replace the Existing Plan upon receipt of Shareholder and Exchange approval of the LTIP. The Existing Plan will not be presented to Shareholders for approval at the Meeting. All stock options previously granted by the Company will continue to be governed by the Existing Plan, and all Awards to be granted by the Company going forward will be governed by the LTIP.

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The following summary of the material terms of the Existing Plan does not purport to be complete and is qualified in its entirety by reference to the Existing Plan. Shareholders may obtain a copy of the Existing Plan from the Company prior to the Meeting on written request.

The Existing Plan is administered by the Board (with certain responsibilities delegated to the Compensation Committee in regards to considering grants to employees and consultants who aren’t directors or executive officers of the Company) that determines, from time to time the eligibility of persons to participate in the Existing Plan, when options will be granted, the number of common shares subject to each option, the exercise price of each option, the expiration date of each option and the vesting period for each option, in each case in accordance with applicable securities laws and stock exchange requirements.

Eligible Optionees. Under the Existing Plan, the Company can grant options (the “Options”) to acquire Common Share to directors, officers and consultants of the Company or affiliates of the Company, as well as to employees of the Company and its subsidiaries.

Number of Shares Reserved. The number of Common Shares which may be issued pursuant to Options granted under the Existing Plan may not exceed 10% of the issued and outstanding Common Shares from time to time at the date of the grant of Options. Upon adoption of the LTIP the Company will not issue further Awards under the Existing Plan.

Number of Shares Held by a Consultant. The maximum number of Common Shares which may be issued pursuant to Options granted to a consultant under the Existing Plan is limited to an amount equal to 2% of the then issued and outstanding Common Shares (on a non-diluted basis) in any 12-month period.

Number of Shares Held by Persons Performing Investor Relations. The maximum number of Common Shares which may be issued pursuant to Options granted to all persons in aggregate who are employed to perform investor relations activities is limited to an amount equal to 2% of the then issued and outstanding Common Shares (on a non-diluted basis) in any 12-month period, provided that such Options vest in stages over a 12-month period with no more than ¼ of the Options vesting in any 3-month period.

Maximum Term of Options. The term of any Options granted under the Existing Plan is fixed by the Board and may not exceed five years from the date of grant.

Exercise Price. The exercise price of Options granted under the Existing Plan is determined by the Board but may not be less than the closing price of the Company’s Common Shares on the Exchange on the trading day immediately preceding the award date.

Vesting Provisions. Options granted under the Existing Plan may be subject to vesting provisions. Such vesting provisions are determined by the Board or the Exchange, if applicable.

Termination. Any Options granted pursuant to the Existing Plan will terminate generally within 90 days of the option holder ceasing to act as a director, officer, employee of the Company, unless such cessation is on account of death. If such cessation is on account of death, the Options terminate on the first anniversary of such cessation. Directors or officers who are terminated for failing to meet the qualification requirements of corporate legislation, removed by resolution of the Shareholders, or removed by order of a securities commission or the Exchange shall have their options terminated immediately. Employees or consultants who are terminated for cause or breach of contract, or by order of a securities commission or the Exchange shall have their Options terminated immediately.

Transferability. The Options are non-assignable and non-transferable.

Amendments. Any substantive amendments to the Existing Plan shall be subject to the Company first obtaining the approvals, if required, of (a) the Shareholders or disinterested Shareholders, as the case may be, of the Company at a general meeting where required by the rules and policies of the Exchange, or any stock exchange on which the Common Shares may then be listed for trading; and (b) the Exchange, or any stock exchange on which the Common Shares may then be listed for trading.

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Administration. The Existing Plan is administered by such director or other senior officer, or employee as may be designated by the Board from time to time.

Board Discretion. The Existing Plan provides that, generally, the number of Common Shares subject to each Option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such Options shall be determined by the Board.

It is not the Company’s practice to grant stock options to existing executive officers on an annual basis but grants of stock options will be considered as the circumstances of the Company and the contributions of the individual warrant. Previous grants of options are considered when considering new grants as part of the Company’s plan to achieve its objective of retaining quality personnel.

As at the date of the Circular, the Company has options outstanding under the Existing Plan to purchase 9,020,222 Common Shares, representing 48.8% of the available options, and 4.8% of the issued and outstanding Common Shares, as at that date. If the LTIP is approved by shareholders at the Meeting and the Exchange, the Existing Plan will be replaced by the LTIP, and no more options will be available for grant under the Existing Plan.

Compensation Governance

The Board has established a Compensation Committee comprised of three directors: Mark S. Pelizza (Chair), William B. Harris, and Richard M. Cherry. All members are considered independent members of the Compensation Committee. The function of the Compensation Committee is to review, on an annual basis, the compensation paid to the Company’s executive officers and to the directors, and to make recommendations to the Board on the Company’s compensation policies. In addition, the Committee reviews the Company’s succession plans for the CEO and makes recommendations with respect to severance paid to executives. The Board is responsible for approving stock option grants and administering the Existing Plan. The process adopted with respect to the review of compensation for the Company’s directors and senior officers is set out under the heading “Compensation Discussion and Analysis” above.

The Compensation Committee members’ collective experience in leadership roles, their extensive knowledge of the mining industry and their experience in operations, financial matters and corporate strategy provide the Compensation Committee with the collective skills, knowledge and experience necessary to effectively carry out its mandate.

During the year ended December 31, 2023, the Company engaged Ernst & Young LLP to conduct a compensation study to assess the Company’s executive level employees against industry peer groups, resulting in a report dated June 2023 (the “Compensation Report”). The Compensation Report compared executive compensation of the top 5 executives of peer companies, comprised of fourteen publicly traded companies in the coal and consumable fuels and metals mining industries. As described in more detail above, executive compensation is comprised primarily of a mix of base salary, cash bonus, and long-term incentives such as equity. The Compensation Report noted that executive compensation relies on a greater ratio of long-term incentives, but that total compensation was competitive and in line with the Company’s peers.

The Compensation Committee considered the Compensation Report when reviewing the executive compensation and related employment agreements for the Company’s Executive Chairman, CEO, and CFO.

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The Compensation Committee reported to the Board that it considered that the Company’s long-term executive compensation plan was in line with industry peers.

Executive Compensation-Related Fees

Other than $75,000 paid to Ernst & Young LLP to complete the Compensation Report, the Company did not pay any fees to consultants and/or advisors for services related to determining compensation for any of the Company’s directors and executive officers, during the year ended December 31, 2023.

All Other Fees

During the year ended December 31, 2023, the Company did not pay any fees for any other services provided by consultants and/or advisors.

Summary Compensation Table

The following table (presented in accordance with Form 51-102F6) sets forth all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the financial years ended December 31, 2023, 2022 and 2021 in respect of the NEOs of the Company.

Name and principal position (a)	Year (b)	Salary ($) (c)	Share-based awards ($) (d)	Option-based awards ($)(1) (e)	Non-equity incentive plan compensation ($)(f)		Pension Value ($) (g)	All other compensation ($) (h)	Total compensation ($) (i)
					Annual incentive plans (f1)	Long-term incentive plans (f2)
W. Paul Goranson(2) CEO and Director	2023	462,910	N/A	825,976	1,454,860(3)	N/A	N/A	52,084	2,795,830
	2022	365,688	N/A	1,453,941	135,440	N/A	N/A	N/A	1,955,069
	2021	338,445	N/A	N/A	247,742	N/A	N/A	N/A	586,187
Dennis Stover(4) Director and Former Interim CFO	2023	N/A	N/A	361,364	N/A	N/A	N/A	197,729	559,093(5)
	2022	N/A	N/A	838,812	N/A	N/A	N/A	142,841	981,653
	2021	N/A	N/A	N/A	132,260	N/A	N/A	79,356	211,616
William M. Sheriff Executive Chairman and Director	2023	396,780	N/A	722,729	264,520	N/A	N/A	40,928	1,424,957
	2022	296,926	N/A	1,230,257	270,880	N/A	N/A	N/A	1,798,064
	2021	127,857	N/A	N/A	116,989	N/A	N/A	N/A	244,846
Peter Luthiger(6) Chief Operating Officer	2023	310,811	N/A	206,494	66,130	N/A	N/A	66,290	649,725
	2022	205,127	N/A	296,460	47,404	N/A	N/A	N/A	548,991
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

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Name and principal position (a)	Year (b)	Salary ($) (c)	Share-based awards ($) (d)	Option-based awards ($)(1) (e)	Non-equity incentive plan compensation ($)(f)		Pension Value ($) (g)	All other compensation ($) (h)	Total compensation ($) (i)
					Annual incentive plans (f1)	Long-term incentive plans (f2)
Carrie Mierkey(7) Former CFO	2023	310,811	N/A	309,741	99,195	N/A	N/A	72,136	791,883
	2022	263,848	N/A	559,208	67,720	N/A	N/A	N/A	890,776
	2021	201,082	N/A	225,777	107,049	N/A	N/A	N/A	533,908

Notes:

(1)	This amount represents the fair value, on the date of grant, of awards made under the Stock Option Plan for the applicable financial year. The grant date fair value has been calculated using the Black Scholes option-pricing model. The key assumptions and estimates used for the calculation of the grant date fair value under this model include the risk-free interest rate and expected stock price volatility, life and dividend yield.

(2)	Mr. Goranson was appointed as the Company’s CEO on October 1, 2020.

(3)	Includes US$1,000,000 success fee payment paid to Mr. Goranson upon completion of the Company’s acquisition of the Alta Mesa Uranium Project.

(4)	Mr. Stover was appointed as the Company’s interim CFO on December 23, 2023 until February 14, 2024. The Company’s current CFO, Shona Wilson, was appointed on February 14, 2024.

(5)	Mr. Stover received a one-time bonus payment of US$15,000 for his role as interim CFO of the Company, and received US$134,500 for his role as a director of the Company.

(6)	Mr. Luthiger was appointed as the Company’s Chief Operating Officer on May 1, 2022.

(7)	Ms. Mierkey was appointed as the Company’s CFO on February 1, 2021, and resigned effective December 23, 2023.

Narrative Discussion of Summary Compensation Table

The significant factors relating to the compensation for, or in connection with, services provided to the Company and its subsidiaries for the financial years ended December 31, 2023, 2022, and 2021 in respect of the NEOs of the Company, vary depending on the circumstances of each award, and may include: the significance of the terms of each NEO’s employment agreement or arrangement; management discussion and valuation of achievements and performance; and any repricing or other significant changes to the terms of any share-based or option-based award program during the most recently completed financial year.

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Incentive Plan Awards for NEOs

Outstanding Share-based Awards and Option-based Awards

The following table (presented in accordance with Form 51-102F6) sets forth for each NEO all awards outstanding at the end of the most recently completed financial year (ended December 31, 2023).

	Option-based Awards				Share-based Awards
Name (a)	Number of securities underlying unexercised options (#) (b)	Option exercise price ($) (c)	Option expiration date (d)	Value of unexercised in-the money options ($)(1) (e)	Number of shares or units of shares that have not vested (#) (f)	Market or payout value of share-based awards that have not vested ($) (g)	Market or payout value of vested share-based awards not paid out or distributed ($) (h)
W. Paul Goranson CEO and Director	50,000 475,000 433,333 400,000	1.05 1.349 4.20 2.79	Sept. 1, 2025 Sept. 10, 2025 Feb. 14, 2027 May 17, 2028	208,000 1,833,975 437,666 968,000	N/A	N/A	N/A
Dennis Stover Director and Former Interim CFO	233,333 200,000 250,000 175,000	0.45 0.615 4.20 2.79	June 3, 2024 May 20, 2025 Feb. 14, 2027 May 17, 2028	1,110,665 919,000 252,500 423,500	N/A	N/A	N/A
William M. Sheriff Executive Chairman and Director	233,333 200,000 366,667 350,000	0.45 0.615 4.20 2.79	June 3, 2024 May 20, 2025 Feb. 14, 2027 May 17, 2028	1,110,665 919,000 370,333 847,000	N/A	N/A	N/A
Peter Luthiger Chief Operating Officer	83,333 100,000	4.32 2.79	May 2, 2027 May 17, 2028	74,166 242,000	N/A	N/A	N/A
Carrie Mierkey Former CFO	Nil(2)	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	Calculated as the number of unexercised options multiplied by the difference between the share price as of December 29, 2023, the last trading day of the fiscal 2023 year ($5.21), and the exercise price.

(2)	In connection with Ms. Mierkey’s resignation, all outstanding 400,000 options were cancelled effective December 23, 2023.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table (presented in accordance with Form 51-102F6) sets forth details of the value vested or earned during the most recently completed financial year (ended December 31, 2023) for each incentive plan award to NEOs.

Name	Option-based Awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
W. Paul Goranson CEO and Director	245,000(2)	N/A	1,454,860
Dennis Stover(3) Director and Former Interim CFO	107,187(4)	N/A	N/A
William M. Sheriff Executive Chairman and Director	214,375(5)	N/A	264,520
Peter Luthiger Chief Operating Officer	66,249(6)	N/A	66,130
Carrie Mierkey(7) Former CFO	91,875(8)	N/A	99,195

Notes:

(1)	Calculated as the number of options vested during the year multiplied by the difference between the market price on the vesting date and the related exercise price.

(2)	On February 14, 2023, 108,333 Options vested at an exercise price of $4.20; on August 14, 2023, 108,333 Options vested at an exercise price of $4.20; and on November 17, 2023, 100,000 Options vested at an exercise price of $2.79. The closing market price of the Company’s Common Shares on the Exchange was $3.20 on February 14, 2023, $3.30 on August 14, 2023, and $5.24 on November 17, 2023.

(3)	Mr. Stover was appointed as the Company’s interim CFO on December 23, 2023 until February 14, 2024. The Company’s current CFO, Shona Wilson, was appointed on February 14, 2024.

(4)	On February 14, 2023, 62,500 Options vested at an exercise price of $4.20; on August 14, 2023, 62,500 Options vested at an exercise price of $4.20; and on November 17, 2023, 43,750 Options vested at an exercise price of $2.79. The closing market price of the Company’s Common Shares on the Exchange was $3.20 on February 14, 2023, $3.30 on August 14, 2023, and $5.24 on November 17, 2023.

(5)	On February 14, 2023, 91,667 Options vested at an exercise price of $4.20; on August 14, 2023, 91,667 Options vested at an exercise price of $4.20; and on November 17, 2023, 87,500 Options vested at an exercise price of $2.79. The closing market price of the Company’s Common Shares on the Exchange was $3.20 on February 14, 2023, $3.30 on August 14, 2023, and $5.24 on November 17, 2023.

(6)	On May 2, 2023, 20,833 Options vested at an exercise price of $4.32, on November 2, 2023, 20,833 Options vested at an exercise price of $4.32, and on November 17, 2023, 25,000 Options vested at an exercise price of $2.79. The closing market price of the Company’s Common Shares on the Exchange was $2.77 on May 2, 2023, $4.56 on November 2, 2023, and $5.24 on November 17, 2023.

(7)	Ms. Mierkey resigned as the Company’s CFO effective December 23, 2023.

(8)	On February 14, 2023, 41,667 Options vested at an exercise price of $4.20; on August 14, 2023, 41,667 Options vested at an exercise price of $4.20; and on November 17, 2023, 37,500 Options vested at an exercise price of $2.79. The closing market price of the Company’s Common Shares on the Exchange was $3.20 on February 14, 2023, $3.30 on August 14, 2023, and $5.24 on November 17, 2023.

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Narrative Discussion of Incentive Plan Awards

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, are set out above in the Compensation Discussion and Analysis. These terms include:

●	the number of securities underlying each award or received on vesting or exercise;

●	exercise prices and expiry dates;

●	whether awards are vested or unvested;

●	performance goals or similar conditions, or other significant conditions; and

●	the closing market price on the grant date.

Pension Plan Benefits

The Company does not provide a defined benefit plan or a defined contribution plan for any of its executive officers or employees, nor does it have a deferred compensation plan for any of its executive officers.

Termination and Change of Control Benefits

Employment agreements are in place for the NEOs which set out the details relating to the provision of severance payments upon termination of employment and the consequent obligations of non-competition and non-solicitation.

W. Paul Goranson

Pursuant to the employment agreement dated April 1, 2023, between enCore and Mr. Goranson, if there is a Change of Control, then all of the stock options previously granted to Mr. Goranson that have neither vested nor expired will automatically vest and become immediately exercisable. Mr. Goranson will have 90 days from the effective date of the termination of his employment to exercise any stock options which had vested as of the effective date of termination and thereafter, his stock options will expire, and he will have no further right to exercise the stock options. Mr. Goranson may terminate his employment agreement with 30 days’ written notice to the Company. The Company may terminate his agreement for just cause at any time with no further obligations to Mr. Goranson, other than payment of all accrued obligations up to and including the date of termination. Mr. Goranson will also be entitled to exercise any rights with respect to stock options on termination of employment in accordance with the Company’s stock option plan and the terms and conditions of each grant. If the Company terminates his employment agreement without just cause, Mr. Goranson will be entitled to an amount in cash equal to two times (the “Severance Factor”) the sum of his base salary and the full annual target cash bonus for the calendar year in which the date of termination occurs. The Company will also pay Mr. Goranson the full cost of his COBRA continuation rate charged by the Company for employees on a monthly basis for a period of months equal to twelve times the applicable Severance Factor, beyond his termination month. Mr. Goranson, and if applicable his dependents may, at their choosing and if eligible, enroll in COBRA continuation under the group health insurance plan through the Company (generally for the first eighteen months following his termination month) or, if they choose, they may enroll in a separate plan of their choosing, by using these payments to enroll in medical and prescription insurance of their choosing. The Company will also pay Mr. Goranson the full cost of his COBRA continuation rate, on terms as described above, in the case Mr. Goranson terminates his employment for Good Reason.

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William M. Sheriff

Pursuant to the employment agreement dated April 1, 2023, between enCore and Mr. Sheriff, if there is a Change of Control, then all the stock options previously granted to Mr. Sheriff that have neither vested nor expired will automatically vest and become immediately exercisable. Mr. Sheriff will have 90 days from the effective date of the termination of his employment to exercise any stock options which had vested as of the effective date of termination and thereafter, his stock options will expire, and he will have no further right to exercise the stock options. Mr. Sheriff may terminate his employment agreement with 30 days’ written notice to the Company. The Company may terminate his agreement for cause at any time with no further obligations to Mr. Sheriff, other than payment of all accrued obligations up to and including the date of termination. Mr. Sheriff will also be entitled to exercise any rights with respect to stock options on termination of employment in accordance with the Company’s stock option plan and the terms and conditions of each grant. If the Company terminates his employment agreement without just cause or upon a Change of Control, Mr. Sheriff will be entitled to an amount in cash equal to two times the sum of his base salary and one full annual year target cash bonus, adjusted for inflation from the date of the agreement as reported by the US CPI, after Mr. Sheriff signs the release contemplated by the agreement. The Company will also pay Mr. Sheriff the full cost of his COBRA continuation rate charged by the Company for employees on a monthly basis for a period of months equal to twelve times the applicable Severance Factor, beyond his termination month. Mr. Sheriff, and if applicable his dependents may, at their choosing and if eligible, enroll in COBRA continuation under the group health insurance plan through the Company (generally for the first eighteen months following his termination month) or, if they choose, they may enroll in a separate plan of their choosing, by using these payments to enroll in medical and prescription insurance of their choosing. The Company will also pay Mr. Sheriff the full cost of his COBRA continuation rate, on terms as described above, in the case Mr. Sheriff terminates his employment for Good Reason.

Peter Luthiger

Pursuant to the employment agreement dated effective April 1, 2024, between enCore and Mr. Luthiger, if there is a Change of Control and Mr. Luthiger’s employment is not continued by the Company, then all the stock options previously granted to Mr. Luthiger that have neither vested nor expired will automatically vest and become immediately exercisable. Mr. Luthiger will have 90 days from the effective date of the termination of his employment to exercise any stock options which had vested as of the effective date of termination and thereafter, his stock options will expire, and he will have no further right to exercise the stock options. Mr. Luthiger may terminate his employment agreement with 30 days’ written notice to the Company. The Company may terminate his agreement for cause at any time with no further obligations to Mr. Luthiger, other than payment of all accrued obligations up to and including the date of termination. Mr. Luthiger will also be entitled to exercise any rights with respect to stock options on termination of employment in accordance with the Company’s stock option plan and the terms and conditions of each grant. If the Company terminates his employment agreement without just cause or upon a Change of Control, Mr. Luthiger will be entitled to an amount in cash equal to two times the sum of the employee’s base salary and the full annual target cash bonus for the calendar year in which the date of termination occurs. The Company will also pay Mr. Luthiger the full cost of his COBRA continuation rate charged by the Company for employees on a monthly basis for a period of months equal to twelve times the applicable Severance Factor, beyond his termination month. Mr. Luthiger, and if applicable his dependents may, at their choosing and if eligible, enroll in COBRA continuation under the group health insurance plan through the Company (generally for the first eighteen months following his termination month) or, if they choose, they may enroll in a separate plan of their choosing, by using these payments to enroll in medical and prescription insurance of their choosing. The Company will also pay Mr. Luthiger the full cost of his COBRA continuation rate, on the same terms, in the case Mr. Luthiger terminates his employment for Good Reason.

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Dennis Stover

Pursuant to a management services agreement dated effective September 1, 2023, between enCore and Mr. Stover in connection with his role as Chief Technical Officer of the Company, if the agreement is terminated within three months of a Change of Control, Mr. Stover will be entitled to payment in an amount equal to 12 multiplied by the monthly fee as set out in the agreement. The initial term of the agreement is 12 months from the effective date, and other than by mutual consent regarding non-renewal of the agreement, the Company or Mr. Stover may terminate the agreement with 30 days’ notice. Upon termination of the agreement, the Company will pay all amounts due and owing to Mr. Stover for services performed to the date of termination, as well as any required reimbursement for expenses. If Mr. Stover fails to perform any of his obligations under the agreement, the Company may terminate the agreement without penalty provided that the Company must provide notice of such breach in writing to Mr. Stover, who will have 30 days to rectify the breach. If the breach is rectified during the grace period, the agreement will not be terminated.

For the purpose of the above employment agreements, “Good Reason” means a constructive dismissal, such as a material reduction in the level of responsibility or base salary of the employee.

Other than the agreements described herein, the Company and its subsidiaries are not parties to any contracts, and have not entered into any plans or arrangements which require compensation to be paid to any of the NEOs in the event of:

(a)	resignation, retirement or any other termination of employment with the Company or one of its subsidiaries;

(b)	a change of control of the Company or one of its subsidiaries; or

(c)	a change in the director, officer or employee’s responsibilities following a change of control of the Company.

Director Compensation

Director Compensation Table

The following table (presented in accordance with Form 51-102F6) sets forth all amounts of compensation earned by the non-executive directors for the Company’s most recently completed financial year (ended December 31, 2023).

Name (a)	Fees earned ($) (b)	Share- based awards ($) (c)	Option- based awards ($)(1) (d)	Non-equity incentive plan compensation ($) (e)	Pension value ($) (f)	All other compensation ($)(2) (g)	Total ($) (h)
William B. Harris	91,370	N/A	464,611	N/A	N/A	N/A	555,981
Mark S. Pelizza	42,764	N/A	361,364	N/A	N/A	N/A	430,580
Richard M. Cherry	59,958	N/A	361,364	N/A	N/A	N/A	455,710
Susan Hoxie-Key	51,361	N/A	361,364	N/A	N/A	N/A	439,177

Note:

(1)	This amount represents the fair value, on the date of the grant, of awards made under the Stock Option Plan for the applicable financial year. The grant date fair value has been calculated using the Black Scholes option-pricing model. The key assumptions and estimates used for the calculation of the grant date fair value under this model include the risk-free interest rate and expected stock price volatility, life and dividend yield.

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Narrative Discussion of Director Compensation Table

Other than as disclosed herein, the Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options.

Incentive Plan Awards for Directors

Outstanding Share-based Awards and Option-based Awards

The following table sets forth for each director all awards outstanding at the end of the most recently completed financial year (ended December 31, 2023).

	Option-based Awards				Share-based Awards
Name (a)	Number of securities underlying unexercised options (#)(1) (b)	Option exercise price ($) (c)	Option expiration date (d)	Value of unexercised in-the money options ($)(2) (e)	Number of shares or units of shares that have not vested (#) (f)	Market or payout value of share- based awards that have not vested ($) (g)	Market or payout value of vested share-based awards not paid out or distributed ($) (h)
William B. Harris	150,000 116,667 266,667 225,000	0.45 0.615 4.20 2.79	June 3, 2024 May 20, 2025 Feb. 14, 2027 May 17, 2028	714,000 536,084 269,333 544,500	N/A	N/A	N/A
Mark S. Pelizza	133,333 100,000 233,333 175,000	0.45 0.615 4.20 2.79	June 3, 2024 May 20, 2025 Feb. 14, 2027 May 17, 2028	634,665 459,500 235,666 423,500	N/A	N/A	N/A
Richard M. Cherry	93,333 100,000 233,333 175,000	0.45 0.615 4.20 2.79	June 3, 2024 May 20, 2025 Feb. 14, 2027 May 17, 2028	444,265 459,500 235,666 423,500	N/A	N/A	N/A
Susan Hoxie-Key	166,667 175,000	3.75 2.79	June 1, 2027 May 17, 2028	243,333 423,500	N/A	N/A	N/A

Notes:

(1)	Calculated as the number of unexercised options multiplied by the difference between the share price as of December 29, 2023, the last trading day of the fiscal 2023 year ($5.21), and the exercise price.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned during the most recently completed financial year (ended December 31, 2023) for each incentive plan award to directors.

Name	Option-based Awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
William B. Harris	137,812(2)	N/A	N/A
Mark S. Pelizza	107,187(3)	N/A	N/A
Richard M. Cherry	107,187(4)	N/A	N/A
Susan Hoxie-Key	170,520(5)	N/A	N/A

Notes:

(1)	Calculated as the number of options vested during the year multiplied by the difference between the market price on the vesting date and the related exercise price.

(2)	On February 14, 2023, 66,667 Options vested at an exercise price of $4.20; on August 14, 2023, 66,667 Options vested at an exercise price of $4.20; and on November 17, 2023, 56,250 Options vested at an exercise price of $2.79. The closing market price of the Company’s Common Shares on the Exchange was $3.20 on February 14, 2023, $3.30 on August 14, 2023, and $5.24 on November 17, 2023.

(3)	On February 14, 2023, 58,333 Options vested at an exercise price of $4.20; on August 14, 2023, 58,333 Options vested at an exercise price of $4.20; and on November 17, 2023, 43,750 Options vested at an exercise price of $2.79. The closing market price of the Company’s Common Shares on the Exchange was $3.20 on February 14, 2023, $3.30 on August 14, 2023, and $5.24 on November 17, 2023.

(4)	On February 14, 2023, 58,333 Options vested at an exercise price of $4.20; on August 14, 2023, 58,333 Options vested at an exercise price of $4.20; and on November 17, 2023, 43,750 Options vested at an exercise price of $2.79. The closing market price of the Company’s Common Shares on the Exchange was $3.20 on February 14, 2023, $3.30 on August 14, 2023, and $5.24 on November 17, 2023.

(5)	On June 1, 2023, 41,667 Options vested at an exercise price of $3.75; on December 1, 2023, 41.667 Options vested at an exercise price of $3.75; and on November 17, 2023, 43,750 Options vested at an exercise price of $2.79. The closing market price of the Company’s Common Shares on the Exchange was $3.10 on June 1, 2023, $5.27 on December 1, 2023, and $5.24 on November 17, 2023.

Narrative Discussion of Incentive Plan Awards

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, are set out above in the Compensation Discussion and Analysis.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year (ended December 31, 2023) with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plan (excluding securities reflected in column (a)) (c)(1)
Equity compensation plans approved by security holders (stock option plan)	8,412,882	$2.63	8,100,497
Equity compensation plans not approved by security holders	N/A	N/A	N/A
TOTAL:	8,412,882	$2.63	8,100,497

Note:

(1)	The number of issued and outstanding Common Shares at December 31, 2023 was 165,133,798 (10% being 16,513,379)

CORPORATE GOVERNANCE

The following description of the Company’s corporate governance practices is provided in accordance with the requirements of National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and Form 58-101F1 Corporate Governance Disclosure thereunder.

Board of Directors

Composition of the Board

The composition of the Board currently consists of the following seven members: W. Paul Goranson, William M. Sheriff, Dennis E. Stover, William B. Harris, Mark S. Pelizza, Richard M. Cherry, and Susan Hoxie-Key. It is proposed that all seven individuals will be nominated for election at the Meeting.

There are currently four Board members, William B. Harris, Mark S. Pelizza, Richard M. Cherry, and Susan Hoxie-Key, who are considered to be independent for purposes of membership on the Board. For this purpose, a director is independent if they have no direct or indirect “material relationship” with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgment. Of the proposed nominees, W. Paul Goranson (CEO), Dennis Stover (Chief Technical Officer) and William M. Sheriff (Executive Chairman) are considered to be non-independent directors.

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Other Directorships

The following table sets forth the directors of the Company who are currently directors of other reporting issuers as at July 15, 2024:

Name of Director	Name of Other Reporting Issuer
W. Paul Goranson	N/A
Dennis E. Stover	N/A
William M. Sheriff	Nuclear Fuels Inc. C2C Metals Corp. Scorpio Gold Corporation
William B. Harris	Scandium International Mining Corp.
Mark S. Pelizza	N/A
Richard M. Cherry	N/A
Susan Hoxie-Key	N/A

Independent Director Meetings

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

In order to facilitate open and candid discussion among independent directors, communication among the independent directors occurs on an informal and ongoing basis as such need arises.

Chair of the Board

The Board has concluded that William M. Sheriff, the Chair of the Board, is not an independent director. See “Composition of the Board” above.

As the Chair of the Board is not independent, the directors have appointed Mark Pelizza to act as “Lead Director” who has assumed responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Lead Director will facilitate the functioning of the Board independently of the Company’s management and will also maintain and enhance the quality of the Company’s governance practices. The Board will consider, on an ongoing basis, whether additional structures or processes are required to permit it to function independently of the management of the Company.

Attendance

During the financial year ended December 31, 2023, the Board held twelve (12) meetings and the Company’s audit committee (the “Audit Committee”) held four (4) meetings. The following summarizes the attendance record of directors for each of such meetings.

Name	Board Meetings	Audit Committee Meetings
W. Paul Goranson	12 out of 12	N/A
Dennis E. Stover	10 out of 12	N/A
William M. Sheriff	12 out of 12	N/A
William B. Harris	12 out of 12	4 out of 4
Mark S. Pelizza	12 out of 12	N/A
Richard M. Cherry	12 out of 12	4 out of 4
Susan Hoxie-Key	12 out of 12	4 out of 4

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Each director endeavors to attend all Board meetings. On occasion, they may not be able to do so because of travel schedules, access to communication or personal situations or time zone restrictions. Management makes significant efforts to provide reasonable notice to the directors when scheduling meetings. However, as situations arise, and decisions are required, not all meetings will be able to accommodate the schedules of all individuals. In those cases, the director chooses a fellow director or the CEO to discuss and represent their views at the meeting by proxy.

Board Mandate

The Board has adopted a Board Mandate, the text of which is attached as Appendix “A” to this Information Circular.

Position Descriptions

The Board has adopted a position description for the CEO, the Executive Chair of the Board and the Lead Director. The Board has not yet adopted position descriptions for the chair of each Board committee. The Board is in the process of preparing such position descriptions and intends to adopt them during the 2024 financial year. The descriptions for these positions will delineate the role and responsibilities of the chair of each Board committee.

In the interim, the Board expects the CEO and its management team to be responsible for management of the Company’s operations and to execute the decisions of the Board. The Board expects to be advised on a regular basis as to the results being achieved, and to be presented for approval all material plans and strategies, in keeping with the Company’s overall strategic direction as determined by the Board. In addition to those matters which by law must be approved by the Board, prior approval by the Board (or a committee thereof) is required for all matters of policy and all actions proposed to be taken by the Company which are not in the ordinary course of its operations. In particular, the Board approves the appointment of all executive officers of the Company and approves all material transactions.

Orientation and Continuing Education

When new directors are elected or appointed, they receive orientation on the Company’s business, current projects, reports on operations and results, public disclosure filings by the Company, industry reports, and the responsibilities of directors. The Company encourages its new directors to attend WNA, NEI, and NAC workshops and seminars, regularly frequented by our existing directors, to further enhance their understanding of the industry. With respect to continuing education, Board meetings may include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business. In addition, management of the Company makes itself available for discussion with all Board members on an ongoing basis.

Several of the Company’s directors achieved certification through the National Association of Corporate Directors’ Directorship Certification Program. The Company may require that future directorships appointments seek corporate governance and board training and certification.

Ethical Business Conduct

The Board has adopted a written code of conduct applicable to directors, officers, employees, consultants and contractors of the Company, entitled “Code of Business Conduct and Ethics” (the “Code”). The Board monitors compliance with the Code through the Chair of the Audit Committee and the CEO. The Code provides that each person is personally responsible for, and it is their duty to report violations or suspected violations of the Code, and that no person will be discriminated against for reporting what that person reasonably believes to be a breach of the Code or any law or regulation.

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A copy of the Code is available on SEDAR+ at www.sedarplus.ca and on the Company’s website at https://www.encoreuranium.com/.

The Company requires any director or officer who has a material interest in an entity which is a party to a proposed or actual material contract or transaction with the Company to disclose the nature and extent of such interest in writing to the Company or at a meeting of directors.

Directors are also required to comply with the Company’s various governance policies, including: the “Corporate Disclosure Policy”, “Disclosure Controls and Procedures”, “Diversity Policy”, “Climate Change Policy”, “Health, Safety, Environment and Sustainability Policy”, “Human Rights Policy”, “Insider Trading Policy”, “Whistleblower Policy”, “ATM Trading Policy”, “Policy for Hiring Members of Independent Public Auditors”, “Policy Regarding Loans to Directors and Officers”, “Procedure for Hiring Outside Counsel or Consultants”, “Vendor Code of Conduct” and “Incentive Compensation Recovery Policy “.

Nomination of Directors

The Governance and Nominating Committee identifies and makes recommendations to the Board on new candidates for board nomination by an informal process of discussion and consensus-building on the need for additional directors, the specific attributes being sought, likely prospects and timing.

Compensation

The Compensation Committee is responsible for reviewing and determining the adequacy and form of compensation paid to the Company’s directors, executives and key employees. The Compensation Committee evaluates the performance of senior management measured against the Company’s business goals and industry compensation levels.

Other Board Committees

Other than the Audit Committee and Compensation Committee, the Board currently has five standing committees: the Governance and Nominating Committee, the Investment Committee, the Health, Safety, and Environmental Committee, the Disclosure Committee, and the ATM Committee.

The Governance and Nominating Committee assists the Board in developing the Company’s approach to corporate governance, including developing and monitoring a set of corporate governance principles and guidelines that are specifically applicable to the Company, and to identify and recommend to the Board qualified nominees for appointment or election as directors. The current members of the Governance and Nominating Committee are Susan Hoxie-Key (Chair), William B. Harris, and Mark S. Pelizza.

The Investment Committee of the Board is generally responsible for the oversight of the Company’s investment transactions, management, policies and guidelines, including review of investment manager selection (if any), establishment of investment benchmarks, and oversight of investment risk management exposure policies and guidelines. The Investment Committee has authority to retain financial investment consultants and legal professionals and to conduct all necessary investigations appropriate to fulfilling its duties and responsibilities in consultation with the Board. The current members of the Investment Committee are William M. Sheriff (Chair), William B. Harris, and W. Paul Goranson.

The Health, Safety, and Environmental Committee oversees the development and implementation of polices and best practices relating to health, safety, environmental and sustainability issues to ensure compliance with applicable laws, regulations, and policies in the jurisdictions in which the Company carries on business. The current members of the Health, Safety, Environmental and Sustainability Committee are Richard M. Cherry (Chair), Dennis E. Stover, and Mark S. Pelizza.

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The Disclosure Committee is generally responsible for considering the materiality of information and determining disclosure obligations on a timely basis in accordance with applicable rules and regulations, and reports to the Company’s Audit Committee. The Disclosure Committee also reviews and approves all disclosure (including electronic, written and oral disclosure) prepared by or on behalf of the Company, in advance of public release, reviews risk factors and forward-looking statement language in reports and review for updating requirements, and oversees the disclosure controls, procedures and practices of the Company. The current members of the Disclosure Committee are W. Paul Goranson (Chair), William M. Sheriff, the Company’s Chief Legal Officer Robert Willette, and the Company’s Chief Financial Officer Shona Wilson.

The ATM Committee consists of members of the Company’s audit committee and the Company’s CFO, and the ATM Committee is responsible for ensuring that the Company is not selling Common Shares under the Company’s At-the-Market equity sale facility while in possession of material, non-public information. The current members of the ATM Committee are William B. Harris (Chair), Richard M. Cherry, Susan Hoxie-Key, and the Company’s CFO, Shona Wilson.

The Company has also established a new Environmental, Social and Governance Management Committee (the “ESGM Committee”) that consists of at least three members, with the initial members being W. Paul Goranson, Chief Executive Officer, Shona Wilson, Chief Financial Officer, Robert Willette, Chief Legal Officer, and Dennis Stover, Chief Technical Officer. The ESGM Committee is generally responsible for assisting the Board in fulfilling oversight responsibilities, including, but not limited to environmental, corporate social responsibility, corporate governance, sustainability, and other public policy matters such as anti-forced labor and anti-child labor regulations that are relevant to the Company. The ESGM Committee assists the Board with setting general strategy relating to ESG matters, as well as developing, implementing and monitoring initiatives and policies based on that strategy. The ESGM Committee also assists the Board with monitoring and assessing developments relating to, and improving the Company’s understanding of ESG matters.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. In January 2024, the Governance and Nominating Committee oversaw conducting a formal assessment of Board responsibilities, Board and committee operations, Board effectiveness, Board Chair assessment, skills and proficiencies, individual assessment, diversity check-in and a peer review. In February 2024, the Governance and Nominating Committee presented a report to the Board summarizing the results of the assessment.

Director Term Limits and Other Mechanisms of Board Renewal

The Company has not adopted term limits for the directors on its Board but does review the members of the Board on an annual basis. Directors serve one-year terms and are elected at each annual meeting of shareholders. The Board is responsible for identifying nominees who it believes have the competencies and skills to facilitate effective decision making. The Chair and Chief Executive Officer are consulted and have input in the nomination process. There is no retirement policy for directors of the Company.

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Policies Regarding the Representation of Women on the Board and in Executive Officer Positions

The Company has adopted a diversity policy which sets out the Company’s approach to diversity on the Board and among the executive officers of the Company. When considering the composition of, and individuals to nominate or hire to, the Board and the Governance and Nominating Committee shall consider merit, skill and the contribution of the candidate to the Board and executive team of the Company including diversity from several aspects, including but not limited to gender, age, race, ethnicity and cultural diversity.

The Company has not specifically considered the level of representation of women in executive officer positions when making executive officer appointments, nor has it adopted a target regarding women in executive officer positions. The Board has however considered the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, though it has not adopted a target regarding women on the Board. Currently, there is one woman serving as a director of the Company, comprising 14% of the Company’s board. There are two women serving as officers of the Company, comprising 33% of the Company’s management team.

Board Diversity Matrix as of July 15, 2024

The following table discloses information regarding each director’s voluntary self-identified characteristics in accordance with NASDAQ Policy 5606.

Country of Principal Executive Offices	United States
Foreign Private Issuer	Yes
Total Number of Directors	7 as of July 15, 2024
Part I: Gender Identity	Female	Male	Did not Disclose
Directors	1	6	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0	0	0
Veterans	0	1	0

Environmental, Social and Governance Matters

The long-term success of the Company requires the integration of sustainability into all aspects of our business. Leading environmental, social and governance performance is strongly correlated to strong financial performance and creation of long-term value for our shareholders and other stakeholders. This includes striving to meet the highest standards, contributing toward sustainable development and serving as responsible natural resource stewards to ensure we make positive and lasting impacts on the communities and nations where we operate. enCore is responsible to its shareholders, governments, and community stakeholders as we advance projects forward.

enCore considers appropriate best practices and innovative methods to meet and exceed these responsibilities, within our financial means, to best serve our shareholders’ interests and align our Company with the communities where we live and work.

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Environment

enCore is a development company that is committed to be a uranium production company. Uranium is the only fuel that is used for the clean air generation of electricity using nuclear power. Currently, in the U.S., nuclear power generates almost 20% of all the country’s electricity. At the same time, it represents 55% of the clean energy generated in the U.S. The advantage of nuclear power is that it can generate this electricity with a relatively small footprint. As a comparison, a 40-acre nuclear power generating station will produce 1,000 MWe at nearly 100% capacity, and on a capacity basis, an equivalent wind generation facility would require almost 400,000 acres of land. Uranium, as a source of energy, provides similar benefits. According to the Department of Energy, one fuel pellet (the size of a pencil eraser) consisting of 4.95% U235 nuclear fuel has the same energy content as 17,000 cubic feet of natural gas, 3 barrels of oil, and one ton of coal.

enCore is committed to producing uranium in a manner that limits environmental impacts and serves to return the environment to conditions that existed prior to commencement of production. As a result, we are focused on in-situ recovery (‘ISR’) technology to extract uranium. ISR is a lower cost method of uranium extraction with minimal disturbance to existing natural conditions, leaving the host rocks ‘in place.’ This process has demonstrated superior environmental performance, especially in contrast to underground and open pit mining, and milling. The ISR process eliminates the need to blast, excavate and haul ore using large excavation equipment that can have long truck haul distances that require the consumption of significant quantities of fossil fuels, and often require the surface discharge of large quantities of water and dust emissions as well as large waste rock dumps. Existing uranium mills require large areas for the disposal of tailings, and significant emissions are derived from the processing circuits that are released to the environment. In contrast, the production facilities operated by enCore incorporate leading technologies for reducing and eliminating releases to the environment. As a result, the differences are significant and meaningful for everything from permitting to operations to reclamation. Using ISR technology to produce uranium, enCore is able to leverage the demonstrated environmental protections inherent in the process to produce a yellowcake uranium product that is used to fuel America’s nuclear fleet for the generation of 55% of the country’s clean energy.

The ISR technology uses injection and recovery wells constructed into a uranium ore body where a chemically benign solution of natural groundwater mixed with oxygen and sodium bicarbonate, similar in chemical strength as club soda. Using pipelines, the resulting uranium bearing water is returned to an ion exchange facility, where the uranium is removed from the circulating groundwater, and the groundwater is reused for continued uranium recovery. The uranium is removed from the resin using a regeneration process that is commonly used in the water treatment industry. Then using limited quantities chemicals, the uranium is precipitated, dried and packaged. This process is conducted wet, and there are no measurable air emissions from the process. Once the uranium is depleted in the ore body, the groundwater is restored to water quality that matches the quality of use prior to mining. Then the injection and recovery wells are plugged, the infrastructure is removed, and the land and water are returned to their prior use. Throughout this process, groundwater quality and the surrounding environment is monitored using a network of monitor wells and environmental monitoring stations.

The environmental advantages offered by ISR to produce uranium from construction, through production, and for reclamation ultimately allow for a minimal residual footprint throughout the mining cycle without the need for moving massive quantities of waste rock for backfill or a permanent impoundment containing tailings that must be monitored in perpetuity. We operate solely in the United States, where the most advanced environmental and safety regulations are in effect compared to the rest of the world.

enCore Energy is committed to environmental performance, and we do this by:

●	managing production operations using best practices and innovative technologies, to protect underground sources of drinking water.

●	managing and monitoring our production facilities using best practices and innovative technology to minimize and eliminate potential emissions and releases that have the potential to impact the environment or the public.

●	managing our activities for exploration, development, production, and reclamation to minimize our environmental footprint and limit land disturbance.

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●	treating groundwater impacted by our uranium production activities and restore it to the water quality or class of use that existed prior to production.

●	supporting nuclear energy by reliably supplying uranium for the generation of clean air energy, which:

●	Is carbon-free. It is the largest source of carbon-free electricity in the United States and protects air quality by generating electricity without other harmful emissions.

●	Is a zero-emission clean energy source. According to the Nuclear Energy Institute (NEI), the United States avoided more than 476 million metric tons of carbon dioxide emissions in 2019.

●	Produces minimal waste. All the used nuclear fuel produced by the U.S. nuclear energy industry over the last 60 years would fit on a football field to a height of less than 10 yards.

●	Is reliable. Nuclear power plants are the most efficient source of electricity, operating 24/7 at a more than 93 percent average capacity factor. That’s more than two times the capacity factor of any other carbon-free source.

Social

At enCore, we begin by creating a strong, united workforce with a commitment to safety as a way of life. Safety is our first value and leading measure of excellence, and our governing Safety Principles apply to our employees, contractors, visitors, and vendors at our sites, and to any location where an employee is engaged in work activities. We approach safety with both vigilance and humility, understanding that incident-free workplaces can be achieved only by accountability and continuous improvement at all levels of our organization.

We seek a workforce that is comprised of diverse backgrounds, thoughts, and experiences. Our company strives to attract and retain the best people, develop their potential, and align their skills to important initiatives and activities. We believe in fostering an inclusive work environment built on mutual trust, respect, and engagement. And we invest in our employees through health and wellness programs, competitive benefits, and development opportunities. Empowered employees can empower others.

At enCore, we provide an essential product that enables economic prosperity and a better quality of life for individuals and communities worldwide. We are also providing employment opportunities, payroll taxes, royalties, and charitable contributions for the local communities where our employees live and work. Together, that economic activity generates throughout the value chain indirect economic benefits into the communities where we operate that supports direct contributions that create jobs and strengthen communities, including wages, taxes, capital investments and vendor contracts.

The Company enCore is committed to working with local communities and indigenous governments to create positive impact from corporate developments.

Governance

enCore has corporate, health, safety, and environmental policies in place to ensure a safe workplace that is respectful of our employees. Our health and safety policies are reviewed with regulators to ensure compliance and to protect our employees, communities, and shareholders. Our environmental policies address important issues including groundwater protection, waste minimization, and zero discharges. enCore will also assure that it maintains financial responsibility for groundwater restoration, decommissioning, reclamation, and release for unrestricted use as our activities grow and advance.

Executive compensation is managed by an independent compensation committee with pay structures designed to reflect industry standards. Management represents a large percentage of ownership and are motivated to make strategic business decisions designed to create benefit for all our shareholders.

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Corporate governance policies range from a Code of Conduct and social media guidelines to the prevention of insider trading and sharing of confidential information. We have policies in place to ensure we do not expose the Company to bribery, extortion and money laundering. Additional information is contained below.

AUDIT COMMITTEE

Audit Committee Disclosure

Information about the Company’s Audit Committee is provided in the Company’s most recent Annual Information Form (“AIF”) under “Audit Committee Information”. The AIF may be obtained under the Company’s profile on SEDAR+ at www.sedarplus.ca.

ADDITIONAL INFORMATION

CHANGE IN AUDITOR

The Board believes that the periodic evaluation of the Company’s independent auditor relationship is prudent corporate practice to ensure the best possible service for the Company. Therefore, the Audit Committee has instructed management to solicit proposals from several accounting firms to serve as the Company’s independent auditor for fiscal year ending December 31, 2024.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, proposed nominees for election as directors and their associates, or any former executive officers, directors and employees of the Company or any of its subsidiaries, is, as at the date of this Information Circular, or has been at any time during the most recently completed financial year, indebted to the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company’s most recently completed financial year, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction that has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

The management functions of the Company or any of its subsidiaries are not to any substantial degree performed by anyone other than by the directors or executive officers of the Company or subsidiary. Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca.

Financial information is provided in the Company’s comparative annual audited financial statements and management’s discussion and analysis for its most recently completed financial year and will be available online at www.sedarplus.ca. Shareholders may request additional copies by mail to Suite 1200 – 750 West Pender Street, Vancouver, British Columbia, V6C 2T8.

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DIRECTORS’ APPROVAL

The contents and the sending of the accompanying notice of Meeting and this Information Circular have been approved by the Board.

DATED at Vancouver, British Columbia, this 15th day of July 2024.

ON BEHALF OF THE BOARD OF DIRECTORS

“W. Paul Goranson”
W. Paul Goranson
Chief Executive Officer

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APPENDIX “A”

BOARD OF DIRECTORS’ MANDATE

(As approved by the Board on May 12, 2023, and amended on June 26, 2024)

1.	INTRODUCTION TO THE BOARD’S MANDATE

This board mandate (the “Mandate”) applies to the board of directors (the “Board”) of enCore Energy Corp. (the “Company”) in recognition of the Board’s responsibility for the stewardship of the Company and the activities of management.

The Board will carry out its duties, responsibilities and obligations with a view to the best interests of the Company. The Board’s fundamental objectives are to enhance and preserve shareholder value, and to ensure that the Company meets its obligations on an ongoing basis. In performing its functions, the Board should also consider the legitimate interests that other stakeholders, such as employees and customers, may have in the Company, as well as the Company’s environmental impact and sustainability. The Board shall exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances.

2.	AUTHORITY

The Board operates by delegating certain authority to management and by reserving certain powers to itself. Subject to the Company’s Articles and the Business Corporations Act (British Columbia) (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

3.	PROCEDURE AND ORGANIZATION

a.	The composition of the Board and qualifications of its members is determined in accordance with applicable legal requirements and best practices, as determined by the Board.

b.	The quorum for the transaction of business at any meeting of the Board will be a majority of the members of directors then in office.

c.	The Corporate Secretary of the Company (or other person accepted by the Board to take minutes) shall have the responsibility for taking minutes at all meetings of the Board and for circulating drafts of such minutes to the chair of the Board (“Chair”) promptly following each meeting. The Corporate Secretary of the Company (or other person accepted to take minutes) shall present draft minutes from the previous meeting at the next succeeding Board meeting for comments, approval and execution. In the case of an equality of votes at a meeting of the Board, the chair of the meeting shall not have a second or casting vote.

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d.	Where the Chair is not an independent director, the directors may select from among the directors, an individual who will act as “Lead Director” and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Board will consider, on an ongoing basis, whether additional structures or processes are required to permit it to function independently of the management of the Company.

e.	The Board may invite such other persons to its meetings, as it deems appropriate.

f.	Any written material to be provided to directors for a Board meeting must be relevant, concise and shall be distributed in advance of any meeting of the Board.

4.	DUTIES AND RESPONSIBILITIES OF THE BOARD

In carrying out its responsibilities, the Board shall also focus on ensuring that the Board will:

4.1	Strategic Planning

a.	adopt the Company’s strategic planning process which takes into account, among other things, the opportunities and risks of the business and the Company’s impact on environmental sustainability;

b.	collaborate with management in the creation of the Company’s strategic plan;

c.	pay particular attention, review and approve complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure; and

d.	perform periodic reviews of the approved strategy and discuss results at each meeting to ensure the attainment of key objectives.

4.2	Risk Management and Capital Management

a.	oversee the identification and monitoring of the principal risks affecting the Company’s business and ensure that the Company’s business strategies and allocations of capital are managed appropriately or are consistent with recommendations from the Audit Committee;

b.	receive and review reports from management on the status of risk management activities;

c.	approve the Company’s annual budget and receive reports from management with respect of this topic; and

d.	ensure that the Company’s financial performance is available and reported to the Audit Committee, shareholders and regulators on a timely and regular basis, and that reasonable steps are taken to ensure timely reporting of events.

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4.3	Corporate Governance

a.	implement a clear delineation of roles and responsibilities by developing appropriate management authority guidelines, charters or mandates;

b.	with recommendations from the Governance and Nominating Committee, develop the Company’s approach to corporate governance, including the implementation of specific corporate governance policies and guidelines that shall apply to the Company;

c.	ensure that appropriate structures and procedures are in place to permit the Board to function independently of management, to the extent required by applicable laws and regulations;

d.	along with the Audit Committee, ensure that the conduct of officers, employees, contractors and consultants comply with the Code of Business Conduct and Ethics; and

e.	promote a culture of integrity throughout the Company.

5.	INDEPENDENT CONSULTANTS

The Board may contact and have discussions with external auditors or consultants, at the expense of the Company, in appropriate circumstances to effectively fulfil its roles and duties. The Board may, in its sole discretion, obtain advice and assistance from independent outside counsel and such other advisors as it deems necessary. The Board may set the appropriate compensation and shall oversee the work of any outside counsel.

6.	POLICY REVIEW

The Board will review and evaluate this Mandate periodically for the purpose of evaluating its effectiveness and changes or additions will be implemented promptly when mandated by regulatory changes or developments to ensure accurate and timely disclosure in accordance with its disclosure obligations.

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enCore Energy Corp.
101 N. Shoreline Blvd, Suite 450. Corpus Christi, Texas 78401

Dallas Office
5950 Berkshire Ln, Suite 210. Dallas, Texas 75225

www.encoreuranium.com
info@encoreuranium.com
(214) 295-1016